FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 15, 2004

TENARIS, S.A.

(Translation of Registrant’s name into English)

TENARIS, S.A.

23 Avenue Monterey
2086 Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [✓]  Form 40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ ✓]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

April 13, 2004

Dear Shareholder

We invite you to attend the Annual General Meeting of Shareholders of Tenaris S.A. Société Anonyme Holding to be held on Wednesday, May 26, 2004, at Banque Générale du Luxembourg at 50, av. J.F. Kennedy L-2951 Luxembourg. The meeting will begin promptly at 11:00 a.m.

At the meeting, you will hear a report on our business and have a chance to meet the Chairman and Chief Executive Officer.

Enclosed please find the notice and agenda for the meeting, the proxy statement, the 2003 annual report, which includes the consolidated financial statements prepared under International Financial Reporting Standards and the Company’s (unconsolidated) annual accounts, prepared under Luxembourg legal requirements and accounting standards. All of these documents, and various other information, are available on our website at www.tenaris.com/investors.

Even if you only own a few shares, we want your shares to be represented at the meeting. If you are shareholder of Common Shares, you can vote your shares personally or by proxy. For the latter you may use the enclosed dedicated proxy form.

I look forward to welcoming you on May 26, 2004.
Sincerely yours

Paolo Rocca
Chairman and Chief Executive Officer

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JPMORGAN CHASE BANK
4 New York Plaza, Floor 13
New York, NY 10004

Re: TENARIS, S.A.

To:	Registered Holders of American Depositary
Receipts (“ADRs”) for Shares of Common Stock,
US$1 Par Value (“Common Stock”), of
Tenaris, S.A. (the “Company”):

The Company has announced that the Company’s Annual General Meeting of Shareholders (the “Meeting”) will be held on May 26, 2004, at 11:00 a.m., at Banque Générale du Luxembourg at 50, av. J.F. Kennedy L-2951 Luxembourg. A copy of the Notice of Annual General Meeting of Shareholders from the Company, which includes the agenda for such Meeting, is enclosed.

The enclosed materials are provided to allow the shares represented by your ADRs to be voted at the Meeting. They include the Notice of Annual General Meeting of Shareholders and a proxy statement as well as the 2003 annual accounts (in their consolidated and unconsolidated form). Each holder of American Depositary Receipts (“ADRs”) as of April 19, 2004 is entitled to instruct JPMorgan Chase Bank, as Depositary, as to the exercise of voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Holders of ADRs as of April 19, 2004 who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, P.O. Box 43062, Providence, RI 02940-5115. If the Depositary receives properly completed instructions by 3:30 p.m., New York City time, on May 19, 2004, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if no instructions are received, or if they are improperly received, by the Depositary from any holder of ADRs by 3:30 p.m., New York time on May 19, 2004, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary, shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue); provided, however, that no instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of American Depositary Shares.

Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 19, 2004; however no instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

TO BE COUNTED, YOUR VOTING INSTRUCTIONS MUST BE RECEIVED BY THE DEPOSITARY PRIOR
TO 3:30 P.M. (New York City Time) ON MAY 19, 2004.

JPMORGAN CHASE BANK
Depositary

April 13, 2004
New York, New York

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Tenaris S.A.
Société Anonyme Holding
13 rue Beaumont
L-1219, Luxembourg
RCS Luxembourg B 85 203

Notice of the Annual General Meeting of Shareholders to be held on May 26, 2004

Notice is hereby given to holders of shares of common stock of Tenaris S.A. Société Anonyme Holding (the “Company”) that the Annual General Meeting of Shareholders (the “Meeting”) will be held on May 26, 2004, at 11:00 a.m., at Banque Générale du Luxembourg at 50, av. J.F. Kennedy L-2951 Luxembourg.

AGENDA

1.	Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2003. Approval of the report from the Board of Directors and from the independent auditor of the financial statements.

2.	Approval of the Company’s annual accounts as of, and for the fiscal year ended, December 31, 2003. Approval of the report from the Board of Directors and from the independent auditor of the annual accounts.

3.	Approval of dividend payment.

4.	Discharge of Board of Directors’ responsibilities.

5.	Election of members of the Board of Directors.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the business to one or more of its members.

7.	Determination of compensation to the members of the Board of Directors.

8.	Appointment of independent auditors and approval of their fees.

9.	Miscellaneous.

     Pursuant to the Company’s Articles of Association, resolutions at the Meeting will be passed by majority vote, irrespective of the number of shares present or represented.

     In order to attend the Meeting, holders of shares must obtain an admission ticket by depositing their certificates representing their common stock, not later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be) on May 21, 2004 at the Company’s offices in Luxembourg (13, rue Beaumont, L-1219 Luxembourg) (the “Head Office”), or at any of the following Tenaris offices: (i) Argentina: Leandro N. Alem 1067, 15°, Buenos Aires, Attn: Horacio de las Carreras and/or Eleonora Cimino; (ii) Italy: c/o Dalmine S.p.A., Piazza Caduti 6 luglio 1944 n. 1 24044 Dalmine (BG), Attn: Teresa Gaini and/or Massimo Angeli; and (iii) Mexico: c/o Tubos de Acero de México S.A., Campos Eliseos 400-17 Col. Chapultepec Polanco, Mexico D.F., Attn: Félix Todd and/or Andrés Félix (the “National Offices”).

     Holders of shares through fungible securities accounts that wish to attend the Meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account as of May 21, 2004. Such certificate must be filed no later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 21, 2004 with any of (1) the Head Office or the National Offices or (2) in the case of Mexico, the Head Office, the National Offices or S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er piso Col. Cuauhtémoc), in Mexico City.

     Holder of shares as of May 21, 2004, may also vote by proxy. To vote by proxy, holders must file the required certificate and a completed proxy form not later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 21, 2004 with any of (1) the Head Office, the National Offices or (2) in the case of Mexico, the Head Office, the National Offices or S.D. Indeval, S.A. de C.V. in Mexico City.

     Holders of American Depositary Receipts (the “ADRs”) as of April 19, 2004 who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank (the “Depositary”) P.O. Box 43062, Providence, RI 02940-5115 by 3:30 p.m., New York City time, on May 19, 2004.

     The Meeting Brochure, which contains reports on each item of the agenda for the Meeting, further details on voting procedures and the annual financial statements and consolidated annual financial statements for the year ending December 31, 2003, and the proxy statement and forms furnished by the Company in connection with the Meeting may be obtained as of April 13, 2004 from of the Head Office, any of the

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National Offices, the Depositary, Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy ) or S.D. Indeval S.A. de C.V., between 10:00 a.m. and 5:00 p.m. local time of each respective country.

     Copies of the Meeting Brochure and Proxy Statement and forms are also available at www.tenaris.com/investors.

Cecilia Bilesio
Secretary of the Board of Directors

April 13, 2004
Luxembourg

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TENARIS S.A.
Société Anonyme Holding
13 rue Beaumont
L-1219, Luxembourg
RCS Luxembourg B 85 203

SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT

Annual General Meeting of Shareholders
to be held on May 26, 2004

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris, S.A. Société Anonyme Holding (the “Company”) in connection with the Annual General Meeting of Shareholders (the “Meeting”) to be held on May 26, 2004, for the purposes set forth in the accompanying Notice of Meeting at Banque Générale du Luxembourg at 50, av. J.F. Kennedy L-2951 Luxembourg.

As of March 30, 2004, there were issued and outstanding 1,180,536,830 shares of common stock (US$1 par value) (the “Common Stock”) of the Company, including shares of Common Stock (the “Deposited Shares”) deposited with Banque Générale du Luxembourg, as agent for JPMorgan Chase Bank, (the “Depositary”), under the Deposit Agreement, dated as of November 11, 2002 (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares ), which are evidenced by the ADRs (one ADR equals ten Deposited Shares).

Each holder of shares of Common Stock is entitled to one vote per share. Holders of shares that hold shares through fungible securities accounts and wish to attend the Meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on May 21, 2004. Such certificate must be filed no later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 21, 2004 with any of (1) the Head Office, the National Offices, as defined in the notice to the Meeting, or (2) in the case of Mexico, the Head Office, the National Offices or S.D. Indeval, S.A. de C.V., in Mexico City.

Holders of shares as of May 21, 2004 may also vote by proxy. To vote by proxy, such holders must file the required certificate and a completed proxy form not later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 21, 2004 with any of (1) the Head Office, the National Offices or (2) in the case of Mexico, the Head Office, the National Offices or S.D. Indeval, S.A. de C.V. in Mexico City.

Each holder of American Depositary Receipts (“ADRs”) as of April 19, 2004 is entitled to instruct JPMorgan Chase Bank, as Depositary, as to the exercise of voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Holders of ADRs as of April 19, 2004 who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, P.O. Box 43062, Providence, RI 02940-5115. If the Depositary receives properly completed instructions by 3:30 p.m., New York City time, on May 19, 2004, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if no instructions are received, or if they are improperly received, by the Depositary from any holder of ADRs by 3:30 p.m., New York time on May 19, 2004, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary, shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue); provided, however, that no instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of shares of Common Stock. Any holder of ADRs is entitled to revoke any instructions which it has previously given by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 19, 2004. No instructions or revocations or revisions thereof shall be accepted by the Depositary after 3:30 p.m., New York time, on May 19, 2004. In order to avoid the possibility of double vote, the Tenaris S.A. ADRs books will be closed for cancellations from April 19, 2004 until May 21, 2004.

Due to regulatory differences and market practices in each country where the Company’s shares are listed, the holders of shares traded on the Argentine and Italian stock exchanges who have requested admission to the Meeting or who have issued a voting proxy must have their shares blocked for trading until the date of the Meeting, while holders of shares traded in the Mexican stock exchange and holders of ADRs

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traded in the New York stock exchange need not have their shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of shares traded in the Mexican stock exchange who sell their shares between May 21, 2004 and May 25, 2004, shall be disregarded.

The Meeting will appoint a chairman pro tempore to preside over the Meeting. The chairman pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner; and will have authority to establish rules for shareholders who wish to address the Meeting and may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association, resolutions at the Meeting will be passed by majority vote, irrespective of the number of shares present or represented.

The Meeting is called to address and vote on the following items:

1. APPROVAL OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2003. APPROVAL OF THE REPORT FROM THE BOARD OF DIRECTORS AND FROM THE INDEPENDENT AUDITOR OF THE FINANCIAL STATEMENTS.

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the fiscal year ended December 31, 2003, and FOR the approval of the report by the Board of Directors and by the independent auditor on such financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2003 and, the related consolidated statement of income, consolidated statement of changes in shareholder’s equity, consolidated cash flow statement and notes to the consolidated financial statements, the auditors’ report on such consolidated financial statements and management’s discussion and analysis of results of operations and financial condition are included in the report mentioned above, a copy of which is enclosed herewith.

2. APPROVAL OF THE COMPANY’S ANNUAL ACCOUNTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2003. APPROVAL OF THE REPORT FROM THE BOARD OF DIRECTORS AND FROM THE INDEPENDENT AUDITOR OF THE ANNUAL ACCOUNTS.

The Board of Directors recommends a vote FOR approval of the Company’s annual accounts as of, and for the fiscal year ended, December 31, 2003, and FOR the approval of the report by the Board of Directors and by the independent auditor on such annual accounts. A copy of such documents is enclosed herewith.

3. APPROVAL OF DIVIDEND PAYMENT.

The Board of Directors recommends a vote FOR approval of a cash dividend payable in U.S. dollars on June 14, 2004 in the amount of US$0.1144 per share of Common Stock currently issued and outstanding and US$1.144 per ADR currently issued and outstanding, which US$38,497,876 shall be paid from profit for the period and US$96,555,537 from the Company’s other distributable reserve account. The balance of the profit of the period of US$162,982,327 will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, the Board of Directors shall determine, in its discretion, the terms and conditions of the dividend payment, including the applicable record date.

4. DISCHARGE OF DIRECTORS’ RESPONSIBILITIES.

In accordance with Luxembourg’s Law of Commercial Corporations, it is proposed that, upon approval of the Company’s accounts for the year ended December 31, 2003 the members of Board of Directors be discharged of any responsibilities in connection with the management of the Company’s affairs during such year.

5. ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS.

The Company’s Articles of Association provide, in the case where shares of the Company are listed on a regulated market, for the annual election by the holders of Common Stock of a Board of Directors, of not less than five and a maximum of fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

At the General Meeting of Shareholders on May 28, 2003, ten directors were elected. The present Board of Directors of the Company consists of nine Directors. Until his death on June 10, 2003, Mr. Roberto Rocca served as Chairman and a member of our board of directors. On September 1, 2003, Mr. Lucio Bastianini was temporarily elected by the remaining members of the Board to fill the vacancy left by Mr. Rocca. On February 17, 2004, Mr. Pedro Pablo Kuczynski resigned his position as a result of being appointed Minister of Finance of the Government of Peru.

It is proposed to ratify Mr. Bastianini’s appointment and further proposed that the current members of the Board of Directors listed below be re-elected:

1) Mr. Lucio Bastianini

2) Mr. Roberto Bonatti

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3) Mr. Carlos Manuel Franck

4) Mr. Bruno Marchettini

5) Mr. Gianfelice Mario Rocca

6) Mr. Paolo Rocca

7) Mr. Jaime Serra Puche*

8) Mr. Amadeo Vázquez*

9) Mr. Guillermo F. Vogel

* Independent directors

Each elected director will hold office until the next annual shareholders’ meeting, to be held in May 2005.

The Board of Directors of the Company met nine times during 2003. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association. The Board of Directors has no executive, nominating or compensation committee, or any committees exercising similar functions.

6. AUTHORIZATION TO THE BOARD OF DIRECTORS TO DELEGATE THE DAY-TO-DAY MANAGEMENT OF THE BUSINESS TO ONE OR MORE OF ITS MEMBERS.

It is proposed that the day-to-day business be delegated to Mr. Paolo Rocca, Chairman and Chief Executive Officer of the Company.

7. DETERMINATION OF COMPENSATION TO THE BOARD OF DIRECTORS.

It is proposed that each of the members of the Board of Directors in office be compensated US$50,000 for the fiscal year 2004. An additional fee of US$30,000 is also proposed for the Chairman of the Audit Committee and US$20,000 for the other Directors who are members of such Committee.

8. APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR FEES.

The Board of Directors of the Company recommends a vote FOR the reappointment of PricewaterhouseCoopers S.à.r.l. as independent auditors of the Company for the fiscal year ending December 31, 2004.

In addition, the Board of Directors recommends a vote FOR approval of the fees of US$95,000.00 to be paid for audit services rendered during the fiscal year ending December 31, 2004.

9. MISCELLANEOUS.

Management is not aware of any matters that may properly come before the Meeting other than those set forth in the agenda for the Meeting or relating thereto. Should any additional matter may properly come before the Meeting, the holders who voted through proxy forms provided by the Company will vote “abstain” on such matters.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on May 25, 2005. A holder of shares who intends to present a proposal at the next Annual General Meeting must submit the proposal in writing to the Company at any of the Head Office or the National Offices not later than 4:00 P.M. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be) on March 31, 2005, in order for such proposal to be considered for inclusion on the agenda for the 2005 annual general meeting of shareholders.

PricewaterhouseCoopers S.à.r.l. are the independent auditors of the Company. A representative of the independent auditors will be present at the Meeting to respond to questions.

Cecilia Bilesio
Secretary of the Board of Directors

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Annual Report 2003

Company profile

We are a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries. Our customers include most of the world’s major oil and gas companies as well as a large number of engineering and industrial companies. We are also a leading regional supplier of welded steel pipes for oil and gas pipelines in South America.

Domiciled in Luxembourg, we have manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide. Our annual manufacturing capacity is three million tons of seamless and 850 thousand tons of welded pipes. With this infrastructure and our 14,500 employees, we offer customers a service that integrates manufacturing, procurement, distribution and on-time delivery of high quality products throughout the world.

We aim for long-term sustainable growth to reward our shareholders and to give opportunities for our employees. And since we recognize that much of our success results from the contribution of our local communities, we work hard to help them share in the opportunities that such success makes possible and to minimize the environmental impact of our activities on them.

Leading indicators

	2003	2002
Sales Volumes (thousands of metric tons)
Seamless pipes	2,278	2,283
Welded pipes	355	585

Total steel pipes	2,633	2,868

Production Volumes (thousands of metric tons)
Seamless pipes	2,281	2,245
Welded pipes	346	561

Total steel pipes	2,627	2,806

Financial Indicators (millions of USD)
Net sales	3,180	3,219
Operating income	288	472
Net income before income tax and minority interest	286	444
Net income	210	94
Free cash flow (1)	119	328

Balance Sheet (millions of USD)
Total assets	4,310	4,081
Total financial debt	834	716
Net financial debt	586	411
Total liabilities	2,348	2,201
Shareholders’ equity including minority interest	1,961	1,881

Number of shares outstanding (2)	1,180,287,664	1,160,700,794
Comparable earnings per share (3) (USD per share)	0.18	0.17
(USD per ADS)	1.78	1.67
Number of employees	14,391	13,841

(1) Defined as net cash from operations (USD 276 million) less net capital expenditure and investment in intangible assets (USD 157 million).

(2) As of December 31.

(3) Defined as net income divided by the number of shares outstanding as of December 31 and taking, for 2002, net income before minority interest attributable to participations acquired in the exchange offer completed in December 2002. See Note 8 (II) of the consolidated financial statements.

In memoriam

Roberto Rocca, Chairman of Tenaris and Honorary Chairman of the Techint Group, passed away on June 10, 2003, aged 81, after a lifetime of work dedicated to the growth of Techint and to furthering industrial activity, which he saw as the foundation of economic prosperity and growth.

Roberto Rocca was born in Milan in 1922. He graduated from the Politecnico di Milano (1945) with a degree in mechanical engineering. He continued his studies at the Massachusetts Institute of Technology where he became a Doctor in Science (PhD) in 1950.

In 1945, he joined his father Agostino in the foundation of Techint and in 1978 he succeeded him at the head of what had become an important group operating in the steel, engineering and construction industries.

In the 1980s, Roberto Rocca fostered the growth of the Group’s industrial activities through a series of investments in the steel mills, and in research and development. This program culminated in the expansion of the Siderca seamless pipe mill in Campana (Argentina), in a move which allowed Techint to play a key role in the international market for seamless tubes.

Under his guidance, the Group’s steel pipe activities expanded in the nineties with the incorporation of Tamsa in Mexico and Dalmine in Italy. The incorporation of further activities in Brazil, Canada, Japan and Venezuela was the foundation leading to the creation of Tenaris, which consolidated all Techint’s activities in the steel tubes business. Roberto Rocca was elected Chairman of the company upon its listing in 2002 on the New York Stock Exchange (NYSE) and the stock exchanges in Buenos Aires, Milan and Mexico.

The investments in the Group’s mills, the attention paid to developing professional human resources educated in the best universities, the establishment of transparent relations with investors, personnel and communities, the search for quality and excellence: all these facets of his management have been transferred as values to those who continue his work in Tenaris and the rest of the Techint Group, and to the communities where they are present.

Chairman’s letter

Dear Shareholders,

Tenaris has now completed a full year since it became a public company. Even if 2003 was a good year for stock markets in general, the increase in our market capitalization from USD 2 billion to around USD 4 billion reflects the value that has been created through the consolidation of Tenaris as a single company serving the energy and mechanical industries worldwide. In pursuing our goals as a global company, we are acutely aware of the added responsibility which comes with greater visibility and heightened public interest in our performance.

We duly completed the delisting of our Dalmine, Siderca and Tamsa subsidiaries and have been working to forge a new, unified organization capable of responding to the opportunities for future growth and maintaining long-term competitiveness. New management structures, systems and processes are being put into place as Tenaris transforms itself and cements its position as a global leader in its industry.

At its most visible level, the transformation is from that of a worldwide network of mills and commercial offices, each with its own autonomous organization, into a multi-cultural unity serving customers around the world with a common level of quality, service and technological excellence. Particular care is being taken to retain local strengths and deepen the relationship with our local communities when introducing the new, centralized management structures due to the competitive advantages we derive as a local producer in those markets.

But the changes go much deeper: Tenaris is adding new capabilities in service and technology to its traditional manufacturing excellence as it seeks to deliver more value to its customers. We are convinced that, with our expertise in pipe management and just-in-time delivery systems, as well as our global network of service centers, we can develop a strong competitive advantage by reducing risks and costs in, and the complexity of, the tubular supply chain for our customers worldwide. To do so, we have set up a separate management unit whose responsibility is the supervision of all aspects of the supply chain process from production planning and assembly of pipes and accessories through to final on-time delivery. As we work more closely with our customers around the world, we must assure them that we can provide an integrated service with the same precision, quality and reliability that they have come to expect in our products.

Those products need to perform in increasingly complex environments meeting ever more stringent requirements. We are increasing the amounts we allocate to product development and fostering innovation through sharing knowledge across multi-cultural teams. Product specialization is encouraged at our plants and breakthroughs in product technology are helping us to set new industry standards as well as gaining recognition from our customers.

Globally integrated information systems, which will provide the means for seamless communication between our operations and those of our customers and suppliers, are gradually being put into place but the complexity of the task inevitably implies that this is a long-term project. Additionally, the need to introduce new skills and to adapt to new processes and systems, while preserving a working environment that rewards innovation, initiative and teamwork, in the multi-cultural reality that is Tenaris, has increased the importance of effective communications within the company. Although much remains to be done, we have made significant progress this year in developing the Intranet as a central communications and management platform and in implementing supplier extranets as well as introducing new administrative systems, which will help us to ensure the transparency and accuracy of reported information.

Under the new management organization, we are confident that Tenaris has consolidated the value created through its global growth over the past decade and that the company is well placed to extend that growth as well as to adapt to changes in the economic environment. We will continue to seek opportunities for expansion and to enhance our competitive advantages while creating long-term value for our shareholders.

The emergence of China as a massive importer of raw materials and energy has led to substantial increases in the costs of the steelmaking raw materials we use in our operations but is also helping to support current levels of oil and gas prices. Our flexible operational structure and local presence in key markets has helped us to limit the immediate impact of these cost increases on our margins and, with oil and gas prices continuing to remain strong, we can expect that the market will accept a compensatory increase in seamless pipe prices.

Our financial condition remains strong and, out of a net income for the year of USD 210.3 million, or USD 0.178 per share (USD 1.78 per ADS), we are proposing a dividend of USD 0.114 per share (USD 1.14 per ADS), an increase of 15% over last year. This result includes the full impact of the settlement we reached with a consortium led by BHP Billiton Petroleum Ltd. in respect of a lawsuit brought against our Italian subsidiary Dalmine. The pipes that gave rise to the lawsuit were manufactured and sold prior to the privatization of Dalmine and we are seeking to recover a substantial amount of the settlement from the successor to the government-owned seller.

During the year, we said our final farewells to my father, Roberto Rocca. It was his decision back in the 1980s to invest some USD 600 million to build a new mill at Siderca to serve export markets that laid the foundations for the ensuing growth of what is now Tenaris. His leadership and humanity has been a constant source of strength and inspiration to all of us over the years and the values he transmitted remain firmly imbued in Tenaris.

I would also like to express my thanks to Pedro Pablo Kuczynski for his valuable advice and contribution to our board prior to his resignation in February, when he was appointed as Minister of Economy and Finance for the Government of Peru. We wish him all the best in his new role. As we look forward with confidence to the coming year, I would like to thank our customers, shareholders and employees for their continuing support.

March 2, 2004

Paolo Rocca

Financial and business review

Market background and outlook

During 2003, capital discipline on the part of the oil and gas majors and production discipline on the part of the OPEC nationals, as well as specific factors affecting exploration and production activity in Iraq, Venezuela and Nigeria, resulted in overall drilling activity outside North America remaining flat in spite of the relatively high level of oil prices sustained throughout the year. The increase in drilling activity in North America was driven by high natural gas prices in USA and Canada and an increase in exploration and production spending by Pemex in Mexico. At the same time, industrial production in Europe remained stagnant throughout the year. Demand for seamless pipes increased in Tenaris’s Mexican and Argentine local markets driven mainly by increased investment in oil exploration and production activity but demand in Venezuela and Canada remained at levels similar to 2002.

As we move into 2004, global demand for oil is increasing as economic growth picks up, which should help to sustain a limited increase in exploration and production activity at current oil price levels. Even if capital discipline on the part of the majors and production discipline on the part of OPEC nationals continue to be maintained, global drilling activity and demand for seamless pipe products from the oil and gas sector should show a limited increase over the levels of 2003. In Tenaris’s local markets, demand forseamless pipes is expected to increase in Canada, Mexico and Venezuela, where rig counts have been rising, and to remain stable in Argentina. Industrial production activity in North America and Japan has been recovering but recovery in Europe remains fragile and could be affected by the appreciation of the Euro. Increased global demand for Tenaris’s seamless pipes should support significant price increases following the substantial increases in steelmaking raw material costs and in the cost of steel used for the production of welded pipes experienced during 2003. These costs are continuing to appreciate rapidly due to supply constraints in the wake of the strong growth of China’s consumption and production of steel products.

Demand for Tenaris’s welded pipes is to a large extent driven by projects to construct oil and gas pipelines in South America. In 2002, overall demand was high with deliveries made to large pipeline projects in Ecuador, Peru and Bolivia. In 2003, demand in the local Brazilian market increased significantly but overall demand remained well below the levels recorded in 2002 due to a lack of projects in other South American markets. It was further affected in the second half of the year by the postponement of deliveries to ongoing projects. For 2004, demand for Tenaris’s welded pipes will depend primarily on the completion of postponed deliveries and the realization of further oil and gas pipeline projects previously announced in the Brazilian market.

Summary of results

Net sales for the year were marginally lower than in 2002 following a 40% drop in sales in our welded pipe business and the discontinuation of trading in non-pipe steel products not produced by Tenaris. Net sales in our seamless pipes business rose 6% on stable volume helped by a more favorable market and product mix and higher US dollar-denominated prices in Europe following the appreciation of the Euro.

Operating and net income results were affected by losses incurred in relation to a longstanding lawsuit brought against Dalmine, our principal Italian subsidiary, by a consortium led by BHP Billiton Petroleum Ltd., which was finally settled in December 2003. The lawsuit, for which provisions had previously been made in 2001 and 2002, related to pipes produced and delivered by Dalmine prior to its privatization in 1996. The pipes were used in the construction of an underwater pipeline which failed in the Bay of Liverpool. Tenaris has brought arbitration proceedings against Fintecna S.p.A., an entity owned by the Italian government and successor to the government-owned seller, to compel Fintecna to indemnify it for the amounts paid and payable by Dalmine to the consortium. In respect of the lawsuit and its settlement, Tenaris recorded a loss in other operating expenses for the year of USD 114.2 million and a positive deferred income tax impact of USD 39.6 million, making for a net loss of USD 74.6 million.

Excluding such loss, operating income would have been USD 402.4 million, or 12.7% of net sales, and net income would have been USD 284.9 million, or 9.0% of net sales. Operating income, excluding the loss recorded in respect of the BHP lawsuit, plus depreciation and amortization was USD 602.2 million, or 18.9% of net sales.

Excluding the loss relating to the BHP lawsuit, the contribution of our seamless business to operating income rose marginally over that of 2002 and the reduction in operating income was due to reduced sales in our welded pipe business. Strong demand in our local markets of Mexico and Argentina, where sales include a higher component of services and logistics costs are lower, our focus on higher value products and synergies resulting from a more cost-efficient allocation of orders among our worldwide production facilities helped to minimize the effect of substantial increases in steelmaking raw material and energy costs during the year. Our seamless gross margin remained in line with that recorded in the previous year during the first nine months of 2003 before declining two percentage points in the fourth quarter as steelmaking raw material costs continued to rise.

Net income on a comparable basis –excluding losses relating to the BHP lawsuit and taken before minority interest attributable to participations acquired in the exchange offer following which Tenaris became a public company– rose 39% to USD 284.9 million compared to USD 205.5 million in 2002. Substantially lower tax provisions, which had been particularly affected by the large devaluation of the Argentine peso in 2002, partially reversed in 2003, and a positive result on Tenaris’s indirect investment in Sidor, following a financial restructuring completed in 2003 and a turnaround in market conditions for its products, outweighed the reduction in operating income. Free cash flow (net cash provided by operations less net expenditure on plant, property and equipment and intangible assets) decreased 64% to USD 119.0 million from USD 328.3 million in 2002. In addition to lower income from operations, cash flow from operations decreased due to higher income taxes paid in 2003 in respect of the results of the previous year, which exceeded by USD 138.6 million income taxes accrued in 2003. Working capital increased by USD 107.2 million principally reflecting an increase in inventories, much of which occurred in the fourth quarter. Capital expenditure on plant, property and equipment and intangibles rose 10% to USD 162.6 million from USD 147.6 million reflecting increased expenditure on information systems and a small increase in expenditure on plant, property and equipment.

As of December 31, 2003, Tenaris had cash and cash equivalents of USD 247.8 million and a further USD 138.3 million invested in trust funds to support its Argentine and Brazilian activities and whose term expires during 2004. Total financial debt, excluding amounts payable in respect of the settlement of the BHP lawsuit, as of the same date was USD 833.7 million, up from USD 715.9 million as of December 31, 2002. Net debt increased by USD 174.5 million over the year, reflecting the use of USD 96.4 million in acquisitions and the Sidor refinancing and restructuring, the payment of USD 129.1 million in dividends, USD 14.1 million of which was paid to minority interests, and increases in the recorded value of non-US dollar denominated debt, principally debt in Euros held at our principal Italian subsidiary.

Oilfield Services

Tenaris continues to develop its range of high quality products and its supply chain management capabilities. During 2003, we expanded our on-site presence by opening a new office in Cairo to serve the North African market and we opened new service centers in China and Ecuador. From our new center at Tanggu in China we are providing supply chain management services to Kerr McGee in Bohai Bay working in accordance with Chinese government guidelines concerning the use of local contractors. Our new center in the east of Ecuador will allow us to work more closely and provide more supply chain services to our long-term customers such as Encana and Repsol YPF in a market with attractive growth prospects.

We have made progress in developing the necessary infrastructure and procedures to provide running services where the tubular column is installed down the well. This service, which is an extension of our current range of supply chain management services, is now fully operational in the North Sea, China, Argentina, Bolivia, Mexico and Venezuela although, with our materials expertise, we are also providing running assistance in many other countries. The dopeless version of our TenarisBlue™ premium connection is gaining acceptance among customers following its successful running in the North Sea, where the dopeless feature is establishing itself as a new standard for regional offshore drilling operations.

In July, we concluded a strategic alliance with Sandvik, a leading producer of stainless and specialist steels, under which we have become the exclusive distributor for their OCTG products. We are now able to offer our customers Sandvik’s specialty stainless products in addition to the rest of our extensive product range and to develop new products sharing our respective know-how. In December, we concluded an agreement with Tianjin Pipe Corporation of China under which we have agreed to study joint ventures to establish a pipe threading facility and a plant manufacturing accessories used in oil extraction at Tianjin.

Pipeline Services

In this market segment, Tenaris’s focus is on the deepwater market, where it is a product technology leader and has a strong market presence for projects in the Gulf of Mexico, West Africa, North Sea and North Africa. We have developed high strength, heavy wall line pipe which responds to the stringent technical requirements and proprietary specifications of our customers and the move towards new project development in ultra-deep water environments. In addition, Tenaris has expanded the range of services and accessories it supplies with its products. By providing products complete with Anode Pads, J-Lay Collars, Bends, Buckle Arrestors, Coating, Compression Joints, Internal Blasting and Double Jointing, we have managed to reduce substantially the welding and installation time necessary for our customers’ projects. In November, we concluded a strategic alliance with Socotherm, a leading global supplier of pipe coating services, which will help us to provide specialist coating solutions and further simplify the supply chain. We also established a new welding research and development center at our plant in Veracruz where we will concentrate on investigating the weldability of new products and developing welding techniques. Already our comprehensive welding database is available to customers.

During the year, Tenaris delivered Top Tension Risers for Murphy Oil’s Medusa and Dominion Exploration’s Devil’s Tower projects. Deliveries were also made to projects such as Pioneer’s Harrier and Shell’s Llano and Magnolia in the Gulf of Mexico, to Exxon Mobil’s ERHA and Kizomba in West Africa and to Statoil’s Kristen in Norway. The new office in Cairo has strengthened our presence in North Africa where deliveries were made to Burullus’s Simian/Siena project in Egypt.

Process & Power Plant Services

2003 was a better year for this sector. Petrochemical project activity increased with most of the new activity centered on the Middle East and China. We won orders for several important projects in these active regions and we were the main piping supplier to the Nanhai petrochemical project owned by CSPC, a joint venture between Shell and CNOOC, which is the largest such complex in China. The frame agreements made the previous year with Snamprogetti and Technip, under which we provide project management services, are working well and we expect to renew them in 2004.

The LNG market continues to grow strongly. Our emphasis on working closely with engineering companies from the early stages of a project by providing a project management package involving material planning and expediting services, mill load scheduling and guaranteed ontime delivery of pipes, fittings and flanges, is enabling us to become the main piping supplier for several important projects in this area. We worked with Kellogg Brown & Root in the expansion of the Bonny Island LNG plant in Nigeria and with Bechtel on the new Idku LNG plant in Egypt.

The power generation market was weak through most of the year but demand began to increase at the end of the year particularly in China. Boiler makers in Shanghai and other parts of China are showing strong interest in our ability to offer a complete pipe package including our newly-developed T91 and T23 highalloy pipes.

Industrial & Automotive Services

Sales to this market segment are concentrated in Europe, where Italy is our most important market, and, to a lesser extent, North America and Japan. Industrial production activity in the European market remained weak during the year with sluggish domestic consumption and difficulties in the export sector associated with a strengthening currency. Apparent consumption of seamless tubes declined 2% in the European Union but remained stable in Italy where there was an increase in demand for structural steel tubes used in construction activities. A strategy of providing services to larger end user customers and serving small lot customers through exclusive regional distributors, implemented initially in Italy, is helping Tenaris to maintain its market share in the European market in spite of competition from low-cost producers in East Europe. Elsewhere, sales in the North American market rose slightly and increased in Korea where we opened a new commercial office while sales to the industrial sector in Japan remained stable.

Although sales to the automotive market represent a small proportion of Tenaris’s overall sales of seamless pipes, it is an area which has grown over the past three years, largely in North America, where we are well positioned due to the competitive costs of our Mexican mill and the knowhow we have transferred from our Italian and Argentine mills. Given this growth we are relocating the auto components facility we established in the Veracruz plant to a new and larger site. We focus on sales of precision pipes and value added products, such as tubular parts and components, to end users (OEMs and Tier 1 & 2 suppliers) and on specific applications where there is a clear benefit in using high quality seamless tubes (such as transmission components, drive shafts, constant velocity joints and airbags).

During the year, all our mills involved in the manufacturing of automotive products completed the upgrading of their quality systems from QS to the brand new ISO/TS, specifically oriented to the automotive industry. Tenaris is one of the first companies in its sector to obtain this quality certification. Our research and development for the sector has focused on specific activities to improve formability and machinability of materials and on developing our knowledge of engineering properties such as toughness and fatigue resistance.

Local markets (Argentina, Canada, Mexico and Venezuela)

In Argentina, investment in oil drilling activity was strong throughout the year in spite of the continued application of a 20% tax on oil exports. However, investment in gas wells remained minimal due to low gas prices. New oil and gas wells drilled during the year increased 8% over 2002 but still remains some 20% lower than the level shown in 2001.

Industrial activity is recovering after four years of recession led by the agricultural sector and import substitution. Demand for compressed natural gas cylinders has also been increasing as the cost of natural gas remains substantially lower than alternative fuels. In this context, sales of seamless pipes rose 18% over the previous year.

In Canada, high gas prices in the North American market stimulated increased investment in oil and gas drilling activity and the rig count showed an average 40% year-on-year increase. However, Tenaris’s sales of seamless pipes rose only marginally during the year as a substantial proportion of the increase in OCTG consumption was supplied by welded pipe producers in accordance with the characteristics of the wells being drilled. In February 2004, Tenaris completed the purchase of the AlgomaTubes mill, which was being leased from Algoma Steel.

In Mexico, sales of seamless pipes increased by 52% over the levels of the previous year, reflecting a substantial increase in oil and gas drilling activity –the average number of active rigs was up 42% over the previous year. Pemex has increased its expenditure on exploration and production activities in accordance with its plans to increase oil production to four million barrels a day and natural gas production to 7,000 million cubic feet a day by 2006. Pemex has also begun to let out contracts (Contratos de Servicios Múltiples) to develop gas reserves to private-sector operators.

In Venezuela, politically-motivated strike action caused an almost complete stoppage of oil and gas drilling activity in the first two months of the year. Since then, drilling activity has been gradually recovering but remains substantially below the level recorded in 2001 with the active rig count rising from a low of 17 in January 2003 to 52 in January 2004. The national oil company, PDVSA, continued to reduce its stocks of seamless pipes during the year and Tenaris’s sales of seamless pipes were marginally down on the levels of 2002.

Welded pipes

2003 was a disappointing year for our welded pipe business following on as it did from one in which we supplied pipes for several large South American oil and gas pipeline projects, including OCP in Ecuador, Camisea in Peru and Gasyrg in Bolivia. Expectations in Brazil, where we had orders for the Campinas-Rio (Malha Sudeste) and Garoupa-Barra do Furado (PDEG Offshore) pipeline projects, were frustrated in the second half of the year when many deliveries were suspended due to delays in issuing necessary environmental clearances. A dispute between Petrobras and the Rio de Janeiro state government, which wants Petrobras to build a refinery in the state, also caused Petrobras to suspend bids in respect of a project to build an oil pipeline connecting its Campos basin production activities to a petrochemical complex in neighboring São Paulo state.

Sales to Petrobras’s drilling activities were also affected in the second half by a marked slowdown in these activities. In Argentina, low and regulated gas transportation tariffs have brought new investment in this sector to a halt.

Outside South America, deliveries were made to Burullus’s Simian/Siena project in Egypt, where Tenaris was able to provide a package of both welded and seamless pipes and a significant order was won to supply pipes to the National Gas Company of Trinidad and Tobago.

A new heat treatment facility at the Confab plant was inaugurated in June, which will help Tenaris to expand the range of welded OCTG products it supplies to Petrobras’s drilling activities.

Energy

Tenaris’s new Italian energy supply business continued to grow strongly during 2003. After starting operations in the beginning of 2000, following the partial deregulation of the Italian energy industry, our subsidiary, Dalmine Energie, now supplies energy to more than 1,000 customers with an annual consumption of around 3.0 TWh of electricity and 0.5 billion cubic meters of natural gas. Excluding sales to Tenaris’s seamless pipe operations at Dalmine, revenues grew 32% in local currency to EUR 294 million (USD 333 million) over the year.

The business has progressively extended its presence throughout Italy and has established energy supply partnerships with various multinational companies, including Coca Cola, McDonald’s, Bayer, Brembo and Holcim. It offers these and other customers tailor-made packages combining the supply of electricity, natural gas and a range of value-added services such as energy optimisation advice, on-site maintenance, telecom reselling and risk management.

In a market which until recently was a public monopoly, Dalmine Energie has been quick to offer flexible energy supply options and has played a key role in shaping and defining the evolution of interruptible power contracts. It has developed a thriving energy appliance and networks maintenance service and is starting to provide operating and maintenance services for on-site power and cogeneration plants. Its website, which acts as a user-friendly, interactive, transparent online customer interface, is a key focus and is highly appreciated by customers.

The business is also focused on risk management and does not engage in energy trading activities for its own account. Hedging and similar risk management techniques are employed solely in relation to managing risks in its main supply and service activities.

Communities and environment review

Tenaris’s history is deeply entwined with that of the communities where it has its roots. As a long-term industrial project, the essential framework governing its relations with its communities was established many years ago. It departs from the deeply-held conviction of Tenaris’s founding family that the continuing strength of the company depends on an active participation that links its own development to that of its suppliers, customers, employees, and the communities in which it resides.

This framework encompasses continuous commitments to promoting health and safety among employees, to minimizing the impact of operations on the environment, to maintaining transparent relations with suppliers, customers, employees and the local communities, and to working with local authorities and non-governmental organizations to promote education and foster self-reliance.

Tenaris applies a Code of Conduct that establishes the ethical principles forming the basis for relations between the company, its employees, suppliers and other stakeholders. All employees in positions of responsibility are required to sign a conflict of interests declaration and communication channels have been established so that employees can register any concerns on a confidential basis.

Human resources policies are designed to select and promote individuals based on their professional abilities, interpersonal skills and commitment. A work environment that rewards innovation, initiative and teamwork reinforces those policies. During 2003, a uniform performance evaluation process designed to reinforce these policies was introduced across our many subsidiaries.

Our rich cultural diversity, as represented in the varied nationalities of our employees, is one of our key assets. To capitalize on it, we organize regular employee exchanges that allow staff to travel to ourplants and offices around the world to see how colleagues deal with common challenges in research, engineering, production, sales and marketing, communications and all aspects of our business. Cross-organizational work groups are formed taking this cultural diversity into account. And respect for cultural, gender and language differences is a guiding principle for relations among employees at all levels of the company.

Tenaris also works to extend the benefits of its multi-cultural diversity to its local communities through cultural programs. Working through the Fundación PROA, housed in the La Boca district of Buenos Aires, and the Associazione per la Galleria d’Arte Moderna e Contemporanea of Bergamo as well as agreements with Mexican, Brazilian and Japanese cultural institutions, Tenaris promotes cultural exchanges in its local communities through art exhibits, seminars and other initiatives.

Tenaris spent USD 4.4 million on contributions to community programs during 2003. These were directed principally to social, educational and cultural activities involving an active participation on the part of our employees.

In Campana, Tenaris focused on fostering employment opportunities through training people to take advantage of self-employment initiatives and providing food aid for indigent families and schoolchildren, in addition to its traditional activities in supporting educational, community infrastructure and environmental initiatives. An important initiative involved helping local small and medium businesses to obtain ISO 9000 certification.

In Veracruz, the Tamsa A.C. foundation focused on supporting educational and cultural initiatives for children and disabled persons in the local community and its workforce in addition to its ongoing support for the Puentes de Esperanza program.

In Pindamonhangaba, the focus was on organizing sport and educational activities for local children during the summer recess. By making participation in these activities dependent on a good school record including regular attendance, the objective is to encourage children to go to school and participate more actively in class.

In Bergamo, the focus was on supporting cultural activities including sponsorship of the International Piano Festival at the Teatro Donizetti di Bergamo, a Dalmine Council Library festival to promote reading among children and a number of innovative exhibitions at Galleria d’Arte Moderna e Contemporanea of Bergamo. The Fondazione Dalmine published a history of the town and the close relationship between the company and the surrounding district.

Health, safety and environment

As part of our efforts to unify policies and procedures throughout the company, we introduced in 2003 a common Health, Safety and Environment (HSE) policy, together with specific procedures for implementation, applicable to all its operations worldwide. With this policy in place, we are applying procedures in accordance with best HSE management practices established in ISO 14000 and BS 8800.

Tenaris works constantly to improve its safety performance concentrating on two levels. On one, we upgrade the physical conditions of the workplace by continuously investing in new technologies, infrastructure and maintenance. On another, we work on attitudes and behavior relative to safety. We do this through innovative programs that reward safe behavior and by holding weekly meetings with managers, safety staff and workers at each of our plants to discuss accidents and share ideas for improving safety.

We also put in place a unified safety performance measurement system, as well as a system of indices which allows comparison of indicators and results between diverse operations. This system allows comparison of safety performance of dissimilar activities such as those found in production facilities and service centers, independently of locally-required compliance procedures. Safety indicators continued to show improvements over the year with the number of accidents with working days lost dropping by 12% over the level of 2002.

Environmental policy at Tenaris is based on the principles of sustainable development. Our plants are located in densely populated areas with an industrial tradition, like Tokyo, Dalmine or Ontario, or in more recent centers of development like Veracruz, Campana, Pindamonhangaba and Puerto Ordaz.

At all of these sites rigorous standards for environmental and natural resources protection are followed. A significant portion of new investment is destined to reduce the environmental impact of manufacturing, introducing innovations in technology and processes. In 2003, USD 2.5 million was invested in specific programs to collect and treat gas emissions, enhance treatment of wastewater and improve residue storage areas.

Tenaris constantly reviews its operations to maximize the efficiency of its use of energy resources and the re-use, both in its own operations and by third parties, of by-products and waste. This is a contribution that combines the need to reduce the environmental impact of energy generation and use of resources with the demand to optimize these critical factors for competitiveness in its operations. Tenaris also has programs through which it collaborates with local institutions in the communities where it operates for the purpose of identifying, reducing and eliminating possible risks. In 2003, 84% of the residues generated by Tenaris were recycled or re-used.

Our efforts to minimize the environmental impact of our industrial operations drew particular recognition this year when our Tamsa mill in Mexico was awarded the “Industria Limpia” certificate from the Mexican authorities.

Our concern for environmental protection does not stop at the factory gates. Supplying customers –especially those that operate in the oil and gas industry– products and services that limit environmental impact and reduce potential risks has become as much a part of the Tenaris mission as supplying tubes that guarantee absolute safety in the most extreme conditions, in drilling as well as in transportation; special joints that reduce or eliminate the use of chemical additives; and transportation, assistance and installation services employed in sensitive areas that require rigorous respect for environmental protection standards.

A particular service that Tenaris is developing for its oilfield customers is the handling, cleaning and removal of pipe protectors from the oilfield. These protectors, made of metal and plastic and usually applied with “dope”, a chemical lubricant, need to be handled and disposed of carefully to avoid health and environmental risks. Under the service provided by Tenaris, currently operating in Argentina, Canada, Indonesia and Norway, the protectors are either cleaned and re-used or shredded and recycled into new protectors, and the “dope” is treated to dispose of any hazardous materials it may contain. To expand the service, we are currently building a new protector cleaning and recycling facility in Mexico to add to our one in Argentina.

Corporate governance

Tenaris has one class of share, with each share having equal rights including the entitlement to one vote at our shareholders’ meetings. Our articles of association provide that the annual ordinary shareholders’ meeting, which approves the annual financial statements and appoints the board of directors, shall occur each year on the fourth Wednesday during the month of May.

Board of directors

Management of the company is vested in a board of directors. Our articles of association provide for a board of directors consisting of at least three and at most fifteen directors. The board of directors is required to meet as often as required by the interests of Tenaris and at least four times per year. A majority of the members of the board constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present. In the case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms, as decided by the shareholders. The board of directors met nine times for the 2003 fiscal period.

The annual shareholders’ meeting held on May 28, 2003 approved the appointment of ten directors, including three independent directors. Until June 10, 2003, Roberto Rocca served as our chairman and a member of our board of directors. On September 1, 2003, Lucio Bastianini was provisionally elected by the remaining members of the board as a director. On February 17, 2004, Pedro Pablo Kuczynski, one of our independent directors, resigned upon being appointed Minister of Economy and Finance of the Government of Peru. Our current board of directors therefore is comprised of nine directors, two of whom are independent directors.

Audit committee

Tenaris has an audit committee composed of three members, two of whom are independent directors. The independent members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the company or any of its subsidiaries. The audit committee has the duty to:

(I) assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the company, the company’s system of internal controls and the independence and performance of the company’s independent auditors;

(II) review material transactions between the company and its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the company and its subsidiaries and

(III) perform the other duties entrusted to it by the board of directors, particularly as regards relations with the independent auditor.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it shall have direct access to the independent auditors as well as anyone in the company and, subject to applicable laws, its subsidiaries. The audit committee has to report to the board of directors on its activities and the adequacy of the internal control system at least every six months, at the time the annual and semi-annual accounts are approved.

For the 2003 fiscal year, the audit committee met nine times and on each occasion presented its report to the board of directors.

Auditors

The annual accounts are audited by independent auditors, appointed by the annual ordinary shareholders’ meeting from among the members of the Institute of Independent Auditors (Institut des réviseurs d’entreprises) in Luxembourg. The ordinary shareholders’ meeting shall determine their number and the term of their office, which shall not exceed one year. They may be reappointed and dismissed at any time. PricewaterhouseCoopers S.à.r.l. served as our auditors during the 2003 fiscal year and are proposed for reappointment. As part of their duties, they report directly to the audit committee.

Compensation

The compensation of the directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation of the directors and executive officers earned during 2003 amounted to USD 4.9 million.

Board of directors

Chairman and Chief Executive Officer	Paolo Rocca
Vice-President Finance	Guillermo Vogel (*)
Lucio Bastianini
Roberto Bonatti
Carlos Franck
Pedro Pablo Kuczynski (**)
Bruno Marchettini
Gianfelice Mario Rocca
Jaime Serra Puche (*)
Amadeo Vázquez y Vázquez (*)

Secretary	Cecilia Bilesio

(*) Members of the Audit Committee

(**) Resigned on February 17, 2004

Executive officers

Chief Executive Officer	Technology Director
Paolo Rocca	Carlos San Martín

Chief Operating Officer	European Area Manager
Alberto Valsecchi	Vincenzo Crapanzano

Chief Financial Officer	Southern Cone Area Manager
Carlos Condorelli	Guillermo Noriega

Commercial Director	Mexican Area Manager
Germán Curá	Sergio de la Maza

Supply Chain Director	Managing Director, Japanese Operations
Alejandro Lammertyn	Marcelo Ramos

Human Resources Director	Managing Director, Welded Pipe Operations
Marco Radnic	Ricardo Soler

Inserts

Technology for a safer environment

Our pipes have to perform in stressful and challenging environments and our customers are seeking to reduce costs as well as the environmental impact of their operations. Increasingly, our metallurgical expertise is being called upon to assure performance, design new solutions and define product specifications. This is driving us to be more innovative and pro-active in technology development.

The dopeless version of our TenarisBlue™ premium connection is gaining rapid acceptance because, in addition to delivering outstanding performance, it offers customers the opportunity to reduce costs and environmental risks and improve safety at the rig. With no dope, rig preparation time is reduced and there are no costs relating to the removal and disposal of storage compounds and dope, which traditionally contain harmful heavy metals. Casing preparation and running operations are simplified and made much safer to the extent that they can be done without the need for crew to be present on the drill floor.

This breakthrough technology was developed by our multi-cultural R&D team, which made extensive use of the finite element analysis and full-scale testing facilities of specialized research laboratories. Working around the world, our R&D team is dedicated to using its extensive knowledge of tubular design and technology to develop cost-effective and environmentally-friendly solutions for our customers. To foster innovation, we conduct programs with leading universities in Europe and North America as well as encouraging a constant exchange of ideas.

Managing the tubular supply chain

This is an increasingly important part of what we do and it is an area where we can add substantial value for our customers as well as find opportunities for growth. Advances in information processing systems and interconnectivity provide enormous scope to reduce risks and save costs in industries where the costs of not having the right material at the right place and time can be more than the cost of the material itself.

This is particularly so in the oilfield sector where the costs of keeping a rig idle can be substantial and a sub-optimal selection of pipes, connections and accessories, along with any mishandling can have severe consequences including ecological problems, accidents and leakages. The risks and costs increase when exploration and production activities take place at greater depths and in more complex environments.

Extensive expertise in tubular materials and accessories, a global network of production and service centers, ample experience of managing just-in-time delivery, specialist industrial procurement know-how, allow us to offer a complete tubular supply chain management package including timely delivery and assembly of high quality tubular string components, surplus inventory management, personnel on location and safety control expertise, which help our customers to reduce substantially their risks and total costs. We tailor the supply chain management package for each of our main customer segments so that we bring our mills as close as possible to our customers through efficient management of information and dedicated expertise.

Building bridges to link communities

For those of us who are used to seeing them every day, a bridge is just a work of engineering that takes us over an obstacle from one point to another, but, for those who live in isolated areas or places affected by natural disasters, a bridge can also be a symbol of hope and progress.

When Toni Ruttiman and Walter Yañez, selfstyled citizens of the world who have dedicated the last 16 years to building bridges for poor people in various countries, appeared on our doorstep requesting support to extend their program to Mexico, it did not take long to convince Tenaris that it should respond in full. Here was an initiative which chimed precisely with Tenaris’s philosophy of helping its local communities to help themselves and was using pipes to accomplish it. Tamsa A.C., Tenaris’s Mexican foundation, decided to launch the initiative in its home state of Veracruz, where there are many communities in which members are isolated from each other, as well as from schools, hospitals, transport and markets, for the lack of bridges. Thus the “Bridges of Hope” project was born under which some 30 bridges have been built benefiting some 300,000 people in rural communities in Veracruz.

The objective of the project is to build safe, solid bridges quickly, efficiently and economically with the participation of the beneficiaries. Tamsa A.C. organizes materials, logistics and transportation, including the contribution of Tenaris pipes, while the residents of the communities do the work of excavating, gathering sand and stone, cutting wood, laying foundations, erecting steel pipe, extending cables and completing the assembly high above the river, thus becoming the engineers of their own bridge under the expert eye of Toni and Walter.

Consolidated financial statements

As of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001

Management discussion and analysis

The following discussion and analysis of Tenaris’s financial condition and results of operations are based on, and should be read in conjunction with, the audited consolidated financial statements of Tenaris and the related notes included elsewhere in this annual report. This discussion and analysis present Tenaris’s financial condition and results of operations on a consolidated basis and compare its results and condition for the fiscal year ended December 31, 2003, with the fiscal year ended December 31, 2002. Tenaris prepares its consolidated financial statements in conformity with IFRS, which differ in certain significant respects from US GAAP, and other national accounting standards.

Results of operations

The following table sets forth, for the periods indicated, selected financial data from Tenaris’s consolidated income statement and expresses Tenaris’s operating and other costs and expenses as a percentage of net sales.

YEAR ENDED DECEMBER 31	2003		2002		2001
Net sales	3,179,652	100.0%	3,219,384	100.0%	3,174,299	100.0%
Cost of sales	(2,207,827)	(69.4%)	(2,169,228)	(67.4%)	(2,165,568)	(68.2%)
Gross profit	971,825	30.6%	1,050,156	32.6%	1,008,731	31.8%
Selling, general and administrative expenses	(566,835)	(17.8%)	(567,515)	(17.6%)	(502,747)	(15.8%)
Other operating (expenses) income, net	(116,800)	(3.7%)	(10,764)	(0.3%)	(64,352)	(2.0%)
Operating profit	288,190	9.1%	471,877	14.7%	441,632	13.9%
Financial (expenses) net	(29,420)	(0.9%)	(20,597)	(0.6%)	(25,595)	(0.8%)
Income before income tax and equity in earnings (losses) of associated companies	258,770	8.1%	451,280	14.0%	416,037	13.1%
Equity in earnings (losses) of associated companies	27,585	0.9%	(6,802)	(0.2%)	(41,296)	(1.3%)
Income before income tax and minority interest	286,355	9.0%	444,478	13.8%	374,741	11.8%
Income tax	(63,918)	(2.0%)	(207,771)	(6.5%)	(218,838)	(6.9%)
Net income before minority interest	222,437	7.0%	236,707	7.4%	155,903	4.9%
Minority interest	(12,129)	(0.4%)	(142,403)	(4.4%)	(74,557)	(2.3%)
Net income	210,308	6.6%	94,304	2.9%	81,346	2.6%

Numbers in tables may not add due to rounding.

Sales volumes

The following table shows Tenaris’s sales volumes of seamless and welded pipe products by geographical region for the periods indicated.

(metric tons)	2003	2002	Increase/(Decrease)
South America	322,000	324,000	(1%)
North America	608,000	401,000	52%
Europe	617,000	637,000	(3%)
Middle East & Africa	365,000	528,000	(31%)
Far East & Oceania	366,000	392,000	(7%)
Total seamless pipes	2,278,000	2,283,000	( 0%)
Welded pipes	355,000	585,000	(39%)
Total steel pipes	2,633,000	2,868,000	(8%)

Seamless pipes

Sales volume of seamless pipes remained stable at 2,278,000 tons in 2003, compared to 2,283,000 tons in 2002. The key drivers of this outcome were a significant increase in sales volume in North America, offset by decreases in sales volume in the Middle East and Africa and in the Far East and Oceania.

South America. Sales volume declined marginally by 1%, with demand in Argentina increasing due to strong activity in the oil sector, demand in Venezuela remaining low but on an upward trend following a national strike centered on the state-owned oil industry at the beginning of 2003, and demand from oil and gas sector in the rest of the region showing a slight decline.

North America. Sales volume increased by 52% due to a sustained increase in demand from the oil and gas sector in Mexico and higher demand for Tenaris’s products in the United States.

Europe. Sales volume in Europe decreased by 3% as demand from the industrial sector remained stagnant and sales to pipeline projects in the North Sea area declined. Any recovery in industrial production activity in Europe remains fragile and could be affected by the appreciation of the Euro.

Middle East and Africa. Sales volume decreased by 31% as demand was affected by increased security and other risks surrounding the US — led military invasion of Iraq and political and security risks affecting oil and gas activities in Nigeria. In addition, Tenaris’s sales efforts in the region were concentrated on higher value products.

Far East and Oceania. Sales volume fell by 7% as sales to China remained firm but demand from the oil and gas sector in South East Asia was lower than in 2002.

Welded pipes

Sales volumes decreased by 39% to 355,000 tons in 2003 from 585,000 tons in 2002, reflecting a period of low demand for welded pipes in all South American markets outside of Brazil. In 2002, overall demand for welded products was high as a result of the deliveries made to large pipeline projects in Ecuador, Peru and Bolivia. In 2003, although there was an increase in demand as a result of pipeline construction activity in Brazil, overall demand remained well below the levels recorded in 2002 due to a lack of projects in other South American markets and, in the second half of the year, the postponement of deliveries to ongoing construction projects in Brazil following delays in the granting of requisite environmental permits.

Energy

Sales of electric energy (all in Italy to unaffiliated parties) increased by 43% to 3.0 TWh in 2003 from 2.1 TWh in 2002, while sales of natural gas (all in Italy) increased by 10% to 503 million scm in 2003 from 456 million scm in 2002. These increases reflect the continuing expansion of Dalmine Energie’s customer base in 2003. We expect the rate of the growth of the energy business to slow down in 2004.

Net sales

The following table shows Tenaris’s net sales by business segment in US dollars for the periods indicated.

(millions of US$)	2003	2002	Increase/(Decrease)
Seamless pipes	2,375.9	2,244.1	6%
Welded pipes	350.7	580.0	(40%)
Energy	333.2	210.4	58%
Others	119.8	184.8	(35%)

Total	3,179.7	3,219.4	(1%)

The following table indicates the distribution of Tenaris’s net sales by business segment for the periods indicated.

(percentage of net sales)	2003	2002
Seamless pipes	75%	70%
Welded pipes	11%	18%
Energy	10%	7%
Others	4%	6%
Total	100%	100%

Seamless pipes

With sales volumes remaining relatively stable, the 6% increase was primarily attributable to higher average selling prices resulting from a more favorable market and product mix and higher prices in Europe following the appreciation of the Euro against the US dollar.

Welded pipes

The 40% decrease was primarily due to lower sales volumes of welded pipes, as well as lower sales of metal structures made by Confab included in this business segment (USD 63.0 million in 2003, compared to USD 93.7 million in 2002).

Energy

Net sales of electricity and natural gas by Dalmine Energie increased by 58% in 2003 reflecting the continuing expansion of the business and the appreciation of the Euro against the US dollar. We expect the rate of the growth of the energy business to slow down in 2004.

Other products and services

Net sales of other products and services declined by 35% as a result of the discontinuation of sales of non-pipe steel products not produced by Tenaris. Excluding sales of discontinued products, net sales of other goods and services rose 73% to USD 71.0 million in 2003, compared to USD 41.0 million in 2002, due primarily to increased sales of sucker rods and the commencement of sales of steam and excess electric power to third parties from an Argentine power generation facility acquired in February 2003 to supply Tenaris’s electric power requirements for its seamless pipe operations in Argentina.

The following table shows Tenaris’s net sales by region in terms of US dollars for the periods indicated.

(millions of US dollars)	2003	2002	Increase/(Decrease)
South America	752.2	956.4	(21%)
North America	754.3	577.3	31%
Europe	958.8	829.7	16%
Middle East & Africa	392.7	511.1	(23%)
Far East & Oceania	321.7	344.9	(7%)
Total	3,179.7	3,219.4	( 1%)

The following table indicates the percentage market distribution of Tenaris’s net sales by region for the periods indicated.

(percentage of net sales)	2003	2002
South America	24%	30%
North America	24%	18%
Europe	30%	26%
Middle East & Africa	12%	16%
Far East & Oceania	10%	11%
Total	100%	100%

South America. The 21% decrease was primarily due to a significant reduction in sales volumes of welded pipes.

North America. The 31% increase was primarily attributable to a significant increase in sales volumes of seamless pipes, partially offset by a reduction in sales of other steel products that were discontinued during the year.

Europe. The 16% increase reflected increased sales volumes of electricity and natural gas in Italy and the effect of the appreciation of the Euro against the US dollar, which were partially offset by a reduction in sales of other steel products that were discontinued during the year.

Middle East and Africa. The 23% decrease was primarily due to a significant reduction in sales volumes of seamless pipes, which was partially offset by an increase in average selling prices.

Far East and Oceania. The 7% decrease was mainly the result of a reduction in sales volumes of seamless pipes.

Cost of sales

Cost of sales, expressed as a percentage of net sales, rose to 69.4% in 2003, compared to 67.4% in the same period of 2002. This increase resulted from lower gross margins in the welded business, higher sales of low margin energy products and higher cost of sales for seamless pipe products.

The following table shows Tenaris’s cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:

(percentage of net sales)	2003	2002
Seamless pipes	64.1%	63.3%
Welded pipes	78.3%	65.4%
Energy	95.0%	94.4%
Others	77.3%	91.9%

Seamless pipes

Cost of sales of seamless pipes remained relatively stable as increased sales in Tenaris’s local markets of Mexico and Argentina, where sales include a higher component of services, together with a more cost-efficient allocation of orders among Tenaris’s main production facilities, offset the impact of rising raw material and increased energy and labor costs for most of 2003. Towards the end of 2003, however, further increases in steelmaking raw material costs led to an overall increase in cost of sales. Costs are expected to continue to appreciate in 2004 due to supply constraints in the wake of the rapid growth of China’s consumption and production of steel products.

Welded pipes

The significant increase was primarily due to a substantial reduction in export sales (whose higher selling expenses are recorded in selling, general and administrative expenses, rather than in cost of sales) and negative margins on sales of metal structures following a contraction in sales and provisions relating to contractual claims.

Energy

Costs of sales for energy products, expressed as a percentage of net sales, remained relatively stable in spite of increased competition in the market.

Other products and services

The significant decrease was the result of lower sales of other steel products with low margin, which were discontinued during the year, and increased sales of products with higher margins (such as sucker rods).

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, remained stable at USD 566.8 million, or 17.8% of net sales in 2003, compared to USD 567.5 million, or 17.6% of net sales, during 2002, with a decrease in selling expenses being offset by an increase in general and administration expenses. The decrease in selling expenses was primarily due to substantially lower sales of welded pipe products and the reduction in sales commissions following our corporate reorganization. In addition, towards the end of 2003, there was an increase in freight costs registered in selling expenses and it is expected that these costs will increase further in 2004. The increase in general and administrative expenses in 2003 was primarily the result of increased costs in Italy and Argentina following the strengthening of the Euro and the Argentine peso against the US dollar, additional taxes in Argentina and non-recurring costs relating to the delisting of Siderca, Tamsa and Dalmine and other corporate reorganization activities.

Other operating income and expenses

Other operating income and expenses showed a net loss of USD 116.8 million in 2003, compared to a net loss of USD 10.8 million in 2002. This significant increase in other operating expenses was primarily attributable to the recording in 2003 of a USD 114.2 million loss relating to the final settlement in December 2003 of the BHP litigation. Other operating expenses in 2002 included provisions of USD 18.9 million in respect of the BHP litigation. Tenaris does not expect to incur any further losses in connection with the BHP litigation and has brought arbitration proceedings against Fintecna to compel Fintecna to indemnify Tenaris for the amounts paid and payable by Dalmine in respect of the BHP litigation.

Net financial expenses

Net financial expenses totaled USD 29.4 million in 2003, compared to USD 20.6 million in 2002. The increase was primarily attributable to the recording of a net loss on foreign exchange translations of USD 16.2 million, compared to a net gain on foreign exchangetranslations of USD 11.6 million in 2002, reflecting principally the effects of the devaluation of the Argentine peso against the US dollar in 2002, and its subsequent revaluation in 2003.

Equity in earnings (losses) of associated companies

Tenaris’s share in the results of associated companies generated a gain of USD 27.6 million in 2003, compared to a loss of USD 6.8 million in 2002. This significant improvement was primarily attributable to the positive impact on Tenaris’s results of Sidor’s improved results due to the completion in 2003 of the Sidor and Amazonia’s debt restructuring and the more favorable market conditions for Sidor’s products in the period. We expect to continue to derive gains from our indirect investment in Sidor in 2004.

Income tax

Tenaris recorded an income tax provision of USD 63.9 million in 2003, compared to an income tax provision of USD 207.8 million (net of a tax refund of USD 36.8 million in Mexico) in 2002. The decrease in Tenaris’s income tax provisions principally reflected the effects on the income tax provisions recorded by Tenaris’s subsidiaries in Argentina of the devaluation of the Argentine peso against the US dollar in 2002 and its subsequent revaluation in 2003. In 2002, Tenaris recorded significant income tax provisions relating to gains in terms of Argentine pesos on foreign currency denominated monetary assets at its subsidiaries in Argentina and to the tax bases of their non monetary assets. In 2003, Tenaris’s income tax provisions were lower than those recorded in 2002 as a result of the registration of a deferred tax asset of USD 39.6 million in respect of the loss incurred from the BHP lawsuit, a reduction in the income tax amounts actually paid from those provisioned and a partial reversal of deferred taxes.

Minority interest

Minority interest showed a loss of USD 12.1 million in 2003, compared to a loss of USD 142.4 million in 2002. This significant change was primarily attributable to the recording in 2002 of a loss of USD 99.5 million in respect of the minority participations in Siderca, Tamsa and Dalmine which Tenaris acquired pursuant to the exchange offer completed in December 2002. On a comparable basis, Tenaris’s reduced loss in 2003 was primarily due to:

•	a deterioration in Confab’s results, where minority shareholders shared USD 7.4 million of Confab’s income in 2003, compared to USD 27.3 million of Confab’s income in 2002, and

•	the acquisition of almost all the remaining publicly held shares of Tamsa and Siderca during 2003.

Liquidity and capital resources

In 2003, as in 2002 and 2001, we managed our liquidity using funds from operations and external borrowings. We used these funds primarily to finance our working capital and capital expenditure requirements, to make acquisitions, including further acquisitions of minority interests in consolidated subsidiaries, a further indirect investment in Sidor in relation to its financial restructuring and the acquisition of an Argentine power generation facility, and to distribute dividends to our shareholders.

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents, which include highly liquid short-term investments.

We hold our cash and cash equivalents primarily in US dollars, and minimize our holdings of other currencies to the minimum required to fund our cash operating needs. In addition to cash and cash equivalents, we hold other current investments for USD 138.3 million, which are financial resources placed by Siderca, Siat and Confab within offshore trusts. These trusts were established in 2001 and 2002 with three year terms solely to ensure that the financial needs for the normal development of the operations of these Argentine and Brazilian subsidiaries were met.

As of December 31, 2003, US dollardenominated liquid assets represented 75.3% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 5.75% of total assets compared to 7.46% at the end of 2002. For further information on our liquidity, please see Note 18 to the consolidated financial statements included elsewhere in this annual report.

In recent years, funds from operations and funds raised in the banking sector were our primary sources of liquidity. We believe the funds available from these and other sources will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs as appropriate to address short-term changes in business conditions.

The following table shows the evolution of our liquid financial assets as of the end of each of the last three years:

	For the year ended December 31,
Thousands of US dollars	2003	2002	2001
Net cash provided by operations	275,636	461,436	544,228
Net cash used in investment activities	(252,245)	(180,606)	(284,340)
Net cash used in financing activities	(83,182)	(184,376)	(138,021)

Increase (decrease) in cash and cash equivalents	(59,791)	96,454	121,867
Effect of exchange rates on cash and cash equivalents	3,089	(5,732)	(4,943)
Cash and cash equivalents at the beginning of period	304,536	213,814	96,890

Cash and cash equivalents at the end of period	247,834	304,536	213,814

Cash and cash equivalents decreased by USD 56.7 million to USD 247.8 million from USD 304.5 million at December 31, 2002. In addition, Tenaris had other current investments for USD 138.3 million in trust funds established to support the operations of its subsidiaries in Argentina and Brazil. As of December 31, 2002, these trust funds were classified as non-current other investments and amounted to USD 135.8 million.

Net cash provided by operations

Net cash provided by operations was USD 275.6 million in 2003, compared to USD 461.4 million in 2002. This significant decrease is mainly explained by an increase of USD 132.4 million in income taxes paid and a decrease of USD 78.3 million in gross profit due to significantly lower sales of welded pipes.

Net cash used in investing activities

Net cash used in investing activities was USD 252.2 million in 2003, compared to USD 180.6 million in 2002. The increase is primarily due to acquisitions, including acquisitions of minority interests in consolidated subsidiaries, an indirect investment in Sidor in relation to its financial restructuring and the acquisition of an Argentine power generation facility. Net capital expenditure (inclusive of investment in intangible assets) was USD 156.6 million, compared to a net capital expenditure of USD 133.2 million in 2002. This increase was due to increased investments in information systems and a small increase in investment in property, plant and equipment.

Net cash used in financing activities

Net cash used in financing activities was USD 83.2 million in 2003, compared to USD 184.4 million in 2002. The decrease was mainly attributable to increase in borrowings (USD 45.9 million) whereas in 2002 borrowings were reduced by USD 103.6 million, partially offset by higher dividend payments.

Net working capital, as shown in Note 30 to the consolidated financial statements, increased by USD 107.2 million primarily reflecting an increase in inventories (USD 151.8 million). Tenaris’s total liabilities to total assets ratio remained stable at 0.54.

Principal sources of funding

Our policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and assuring our access to readily available sources of financing. Depending on our cash needs and market conditions, we may issue debt in various currencies and with fixed or floating interest rates.

We have a conservative approach to liquidity management and concentrate our cash in major financial centers (New York, London). We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. In order to satisfy local liquidity needs for our operations, we maintain minimum balances in local overnight instruments. We believe our exposure to market risks resulting from our liquidity management activities does not have the potential to materially affect our operations. In accordance with sound management and control principles, we separate our corporate treasury function organizationally, physically –front and back office– and in its technical systems from the administrative functions of accounting and controlling and apply a comprehensive set of formalized policies for its administration.

Financial liabilities

Our financial liabilities consist of bank loans, overdrafts, debentures and financial leases. These facilities are mainly denominated in US dollars and Euros. As of December 31, 2003, US dollar denominated financial liabilities and Euro-denominated financial liabilities represented 40% and 46%, respectively, of total financial liabilities. We base our financing decisions, including the election of type, currency, rate and term of the facility, on prevailing market conditions and the intended use of proceeds.

The following table shows our financial liabilities as of the end of each of the last two years:

	2003	2002
Bank borrowings	573,572	640,976
Bank overdrafts	9,804	9,649
Debentures and other loans	236,437	54,187
Finance lease liabilities	14,705	11,598
Cost of issue of debt	(867)	(515)
Total borrowings	833,651	715,895

The weighted average interest rates –which incorporate instruments denominated in various currencies– as of December 31 of each year were as follows:

	2003	2002
Bank borrowings	2.94%	3.61%
Debentures and other loans	2.69%	3.99%
Finance lease liabilities	1.94%	3.56%

Tenaris’s current debt to total debt ratio increased to 0.57 as of December 31, 2003, compared to 0.55 as of December 31, 2002.

Credit lines

In December 2003, Tamsa entered into a three-year syndicated loan agreement in an aggregate principal amount of USD 150 million. The proceeds of the loan agreement were used to refinance a facility of approximately USD 100 million that matured in December 2003.

The most significant financial covenants under the Tamsa loan agreement are the maintenance at Tamsa of minimum levels of working capital, the commitment not to incur additional indebtedness above agreed limits or pledges on certain assets and the compliance with debt service ratios calculated on Tamsa’s financial statements.

In June 2003, Dalmine entered into a four-year Euro-denominated loan in an aggregate principal amount of approximately USD 33 million. Dalmine’s obligations under the loan are secured by a pledge on land and buildings.

Borrowings include loans secured over certain of the properties of Tenaris’s subsidiaries for a total of USD 308.9 million. Some of these loans included covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios.

At December 31, 2003, Tenaris and all of its subsidiaries were in compliance with all of their financial covenants. We believe that current covenants do not impair Tenaris’s ability to obtain additional financing at competitive rates, given current leverage ratios.

PricewaterhouseCoopers Société à responsabilité limitée Réviseur d’entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

Report of independent auditors

To the Board of Directors and Shareholders of Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the three years in the period ended December 31, 2003, and the determination of consolidated shareholders’ equity at December 31, 2003 and 2002, to the extent summarized in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers S.à r.l.	Luxembourg, March 2, 2004
Réviseur d’entreprises
Represented by

Mervyn R. Martins

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

As of December 31, 2003 and 2002
and
For the years ended December 31, 2003, 2002 and 2001

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(all amounts in USD thousands)	Notes	2003	2002	2001
Net sales	1	3,179,652	3,219,384	3,174,299
Cost of sales	2	(2,207,827)	(2,169,228)	(2,165,568)

Gross profit		971,825	1,050,156	1,008,731
Selling, general and administrative expenses	3	(566,835)	(567,515)	(502,747)
Other operating income	5 (i)	8,859	18,003	585
Other operating expenses	5 (ii)	(125,659)	(28,767)	(64,937)

Operating profit		288,190	471,877	441,632
Financial expenses, net	6	(29,420)	(20,597)	(25,595)

Income before equity in earnings (losses) of associated companies, income tax and minority interest		258,770	451,280	416,037
Equity in earnings (losses) of associated companies	11	27,585	(6,802)	(41,296)

Income before income tax and minority interest		286,355	444,478	374,741
Income tax	7	(63,918)	(207,771)	(218,838)

Net income before minority interest		222,437	236,707	155,903
Minority interest (1)	26	(12,129)	(42,881)	(20,107)

Net income before other minority interest		210,308	193,826	135,796
Other minority interest (2)	26	—	(99,522)	(54,450)

Net income		210,308	94,304	81,346

Number of shares and earnings per share: see Note 8.

(1)	Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at December 31, 2002, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchange their participation.

(2)	Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2001 until the date of the 2002 Exchange Offer (see Note 27 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		December 31, 2003		December 31, 2002
(all amounts in USD thousands)	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	9	1,960,314		1,934,237
Intangible assets, net	10	54,037		32,684
Investments in associated companies	11	45,814		14,327
Other investments	12	23,155		159,303
Deferred tax assets	19	130,812		113,864
Receivables	13	59,521	2,273,653	16,902	2,271,317

Current assets
Inventories	14	831,879		680,113
Receivables and prepayments	15	165,134		172,683
Trade receivables	16	652,782		653,249
Other investments	17 (i)	138,266		—
Cash and cash equivalents	17 (ii)	247,834	2,035,895	304,536	1,810,581

Total assets			4,309,548		4,081,898

EQUITY AND LIABILITIES
Shareholders’ Equity			1,841,280		1,694,054
Minority interest	26		119,984		186,783
Non-current liabilities
Borrowings	18	374,779		322,205
Deferred tax liabilities	19	418,333		500,031
Other liabilities	20 (i)	191,540		123,023
Provisions	21 (ii)	23,333		33,874
Trade payables		11,622	1,019,607	18,650	997,783

Current liabilities
Borrowings	18	458,872		393,690
Current tax liabilities		108,071		161,704
Other liabilities	20(ii)	207,594		53,428
Provisions	22(ii)	39,624		73,953
Customers advances		54,721		37,085
Trade payables		459,795	1,328,677	483,418	1,203,278

Total liabilities			2,348,284		2,201,061

Total equity and liabilities			4,309,548		4,081,898

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 24.

The accompanying notes are an integral part of these consolidated financial statement

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(all amounts in USD thousands)

	Statutory balances according to Luxembourg Law
				Other
	Share	Legal	Share	Distributable	Retained
	Capital	Reserves	Premium	Reserve	Earnings	Total
Balance at January 1,	1,160,701	116,070	587,493	206,744	—	2,071,008
Effect of adopting IAS 39 (Note S)	—	—	—	—	—	—
Currency translation differences	—	—	—	—	—	—
Change in ownership in Exchange Companies (see Note 27)	—	—	—	—	—	—
Capital Increase and Exchange Transaction (Note 27)	19,587	1,959	21,776	4,813	—	48,135
Dividends paid	—	—	—	(115,002)	—	(115,002)
Net income	—	—	—	—	201,480	201,480

Balance at December 31,	1,180,288	118,029	609,269	96,555	201,480	2,205,621

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Total at December 31,
		Currency
	Adjustments	translation	Retained
	to IFRS	adjustments	Earnings	2003	2002	2001
Balance at January 1,	(436,755)	(34,503)	94,304	1,694,054	875,401	925,358
Effect of adopting IAS 39 (Note S)	—	—	—	—	—	(1,007)
Currency translation differences	—	309	—	309	(34,503)	(10,453)
Change in ownership in Exchange Companies (see Note 27)	—	—	—	—	1,724	(10,558)
Capital Increase and Exchange Transaction (Note 27)	3,476	—	—	51,611	796,418	—
Dividends paid	—	—	—	(115,002)	(39,290)	(109,285)
Net income	(201,480)	—	210,308	210,308	94,304	81,346

Balance at December 31,	(634,759)	(34,194)	304,612	1,841,280	1,694,054	875,401

The distributable reserve and retained earnings calculated according to Luxembourg law are disclosed in Note 24 (vi)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31,
(all amounts in USD thousands)	Notes	2003	2002	2001
Cash flows from operating activities
Net income		210,308	94,304	81,346
Depreciation and Amortization	9 & 10	199,799	176,315	161,710
Result of BHP litigation	5(ii) & 24	114,182	18,923	41,061
Tax accruals less payments	30	(138,570)	174,478	149,190
Equity in (earnings) losses of associated companies	11	(27,585)	6,802	41,296
Interest accruals less payments	30	(3,032)	4,780	9,416
Net provisions	21 & 22	(13)	(27,473)	13,508
Result from disposition of investment in associated companies		(1,018)	—	—
Minority interest in net income of subsidiaries	26	12,129	142,403	74,557
Change in working capital (1)	30	(107,156)	(100,842)	50,551
Currency translation adjustment and others		16,592	(28,254)	(78,407)

Net cash provided by operating activities		275,636	461,436	544,228

Cash flows from investing activities
Additions of PP&E, and intangible assets	9 & 10	(162,624)	(147,577)	(222,849)
Proceeds from disposition of PP&E	9	5,965	14,427	39,893
Acquisitions of subsidiaries and associates, net of cash provided by business acquisitions		(65,283)	(15,107)	—
Proceeds from sales of investments in associates	11	1,124	—	2,054
Convertible loan to associated companies		(31,128)	—	—
Acquisitions of minority interest		(299)	—	—
Changes in trust fund		—	(32,349)	(103,438)

Net cash used in investing activities		(252,245)	(180,606)	(284,340)

Cash flows from financing activities
Dividends paid in cash		(115,002)	(39,290)	(66,090)
Dividends paid to Minority interest	26	(14,064)	(41,484)	(46,622)
Change in ownership in Exchange Companies		—	—	(10,558)
Proceeds from borrowings		590,490	425,268	253,071
Repayments of borrowings		(544,606)	(528,870)	(267,822)

Net cash used in financing activities		(83,182)	(184,376)	(138,021)

(Decrease) / Increase in cash and cash equivalents		(59,791)	96,454	121,867
Movement in cash and cash equivalents
At beginning of year		304,536	213,814	96,890
Effect of exchange rate changes		3,089	(5,732)	(4,943)
(Decrease) / Increase in cash and cash equivalents		(59,791)	96,454	121,867

At December 31,		247,834	304,536	213,814

Non-cash financing activity:
Fair value adjustment of minority interest acquired		(925)	—	—
Common stock issued in acquisition of minority interest		51,611	796,418	—
Dividends paid in kind to majority shareholders (shares of Siderar)		—	—	43,195
Dividends paid in kind to minority shareholders (shares of Siderar)		—	—	17,497

(1) Includes the effect of the fair value of net assets and liabilities acquired in the 2002 Exchange Offer.

The accompanying notes are an integral part of these consolidated financial statements.

ACCOUNTING POLICIES

Index to accounting policies

A	Business of the Company and basis of presentation

B	Group accounting

C	Foreign currency translation

D	Property, plant and equipment

E	Impairment

F	Intangible assets

G	Other investments

H	Inventories

I	Trade receivables

J	Cash and cash equivalents

K	Shareholders’ equity

L	Borrowings

M	Income taxes-Current and Deferred

N	Employee liabilities

O	Provisions and other liabilities

P	Revenue recognition

Q	Cost of sales and expenses

R	Earnings per share

S	Derivative financial instruments

T	Segment information

U	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

A     BUSINESS OF THE COMPANY AND BASIS OF PRESENTATION

Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies, as discussed in Note 27. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of these holdings is included in Note 31.

At December 31, 2003 and 2002, the financial statements of Tenaris and its subsidiaries have been consolidated. For comparative purposes, and because Siderca S.A.I.C. (“Siderca”), Dalmine S.p.A. (“Dalmine”), Tubos de Acero de México S.A. de C.V. (“Tamsa”) and Tenaris Global Services S.A. (“Tenaris Global Services”) were under the common control of Sidertubes S.A. (“Sidertubes”) until October 18, 2002 , their consolidated financial statements have been retroactively combined with those of the Company –until October 18, 2002- and presented as one company (“Tenaris”) in the consolidated financial statements for the years ended December 31, 2002 and 2001. As a result, references to Tenaris’ Consolidated Financial Statements for the years ended December 31, 2002 and 2001 refer to the Consolidated Combined Financial Statements of Tenaris’ predecessors. The percentages of ownership and voting rights considered in the preparation of such consolidated combined financial statements correspond to those of the parent company at such dates.

In 2001, Dalmine and Tamsa were consolidated, despite the fact that the Company did not own more than 50% of the voting rights. This was due to the control exercised by Tenaris’ controlling shareholder, Sidertubes, through the appointment of the majority of the directors and key management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the Standing Interpretations Committee (“SIC”) of the IASB. The consolidated financial statements are presented in thousands of U.S. dollars (“USD”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. All material intercompany transactions and balances have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

The consolidated financial statements were approved by Tenaris’ Board of Directors on March 2, 2004.

B     GROUP ACCOUNTING

(1)    Subsidiary companies

The consolidated financial statements include the financial statements of Tenaris’ subsidiary companies. Subsidiary companies are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that the Company ceases to have control. The purchase method of accounting is used to account for the acquisition of subsidiaries.

All material intercompany transactions and balances between Tenaris’ subsidiaries have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by Tenaris.

See Note 31 for the list of the consolidated subsidiaries.

(2)    Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see Note B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies.

Tenaris’ investments in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) (14.5% since the 2003 Restructuring described in Note 24 (ii) and 14.1% during the years ended December 31, 2002 and 2001) and in Siderar S.A.I.C. (10.71% until November 27, 2001) were accounted for under the equity method.

Management periodically evaluates the carrying value of its investments in associated companies for impairment. The carrying value of these investments is considered impaired when an other than temporary decrease in the value of the investments has occurred.

See Note 11 for a list of principal associated companies.

C     FOREIGN CURRENCY TRANSLATION

(1)    Translation of financial statements in currencies other than the U.S. Dollar; measurement currencies

International Accounting Standards Board’s Standing Interpretation Committee’s interpretation number 19 (“SIC-19”) states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is domiciled in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main subsidiaries in these financial statements is the respective local currency. In the case of Siderca and its argentine subsidiaries, however, the measurement currency is the U.S. dollar, because:

•	Siderca is located in Argentina and its local currency has been affected by recurring severe economic crises;

•	Sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

•	Purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities; and

•	Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders’ equity. Income statement information relating to the comparative year was translated using average exchange rates for the year. In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences are recognized in the income statement as part of the gain or loss on sale.

In the case of Tamsa, which reported in the currency of a hyperinflationary economy (Mexico) –as defined by IFRS- until December 31, 1998, the financial statements up to that date were restated in constant local currency in accordance with International Accounting Standard (“IAS”) 29.

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement.

D     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in Note B(1).

Major overhaul and rebuilding expenditures that improve the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the remaining useful life of the related assets.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Interest costs from the financing of relevant construction in progress is capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual values over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures and other equipment	4-10 years

Restricted tangible assets in Dalmine with a net book value at December 31, 2003 of USD 5.1 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over their estimated useful economic lives.

In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. However, management considers that there has been no impairment in the carrying value of property, plant and equipment.

E     IMPAIRMENT

Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant asset is estimated. The recoverable amount is determined as the higher of the asset’s net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provisions were recorded, other than the investment in Amazonia (see Note 11).

F     INTANGIBLE ASSETS

(1)    Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ participation in an acquired companies’ net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 15 years. Amortization is included in cost of sales.

Goodwill and fair value adjustments arising in connection with acquisitions of a foreign entity are treated as measurement currency assets and liabilities of the acquired entity.

(2)    Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris’ participation in an acquired companies’ net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets, not to exceed 15 years. This income is included in cost of sales.

(3)    Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as selling, general and administrative expenses.

(4)     Research and development

Research expenditures are recognized as expenses as incurred. In accordance with IAS 38, development costs during the years ended on December 31, 2003, 2002 and 2001, were recorded as cost of sales in the income statement as incurred because they did not fulfill the criteria for capitalization. Research and development expenditures for the year ended 2003 totaled USD 6.1 million.

(5)    Licenses and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G     OTHER INVESTMENTS

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: held-for-trading, held-to-maturity, loans and available-for-sale, depending on the purpose for acquiring the investments. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or loan categories have to be included in the residual “available-for-sale” category. All of Tenaris’, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, despite the fact that they are not technically available for disposition according to the terms of the underlying contracts.

Other investments comprise mainly financial resources placed by Siderca, Siat and Confab within off-shore trusts, the objective of which is exclusively to ensure that the financial needs for the normal development of their operations are met. At December 31, 2003 the trustee has allocated USD 49.4 million of such funds to constitute collateral guarantees within the scope of the trust agreement.

All purchases and sales of investments are recognized on the trade date, which is the date that Tenaris commits to purchase or sell the investment. These transactions typically settle shortly after the trade date. Costs include transaction costs.

Subsequent to their acquisition, these investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. Investments in companies for which fair values cannot be measured reliably are reported at cost.

H     INVENTORIES

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost.

An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods based on management’s analysis of their aging.

I     TRADE RECEIVABLES

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client’s impossibility to meet its financial commitments to Tenaris, it records a charge to the provision for doubtful accounts. This provision is adjusted periodically in accordance with the aging of overdue accounts.

J     CASH AND CASH EQUIVALENTS

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K     SHAREHOLDERS’ EQUITY

(1)     Basis of combination

The combined consolidated statement of changes in shareholders’ equity for the years 2001 and 2002 was prepared based on the following:

•	Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;

•	Changes in ownership in the Exchange Companies –as defined in Note 27- comprises the net increase or decrease in the percentage of ownership that Sidertubes owned in these companies;

•	Dividends paid prior to the 2002 Exchange Offer (see Note 27) include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes’ assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

The balances of the consolidated statement of changes in shareholders’ equity at December 31, 2003 and 2002 include:

•	The value of share capital, legal reserves, share premium, other distributable reserve and retained earnings in accordance with Luxembourg Law;

•	The currency translation adjustments and retained earnings of Tenaris’ subsidiaries under IFRS;

•	The adjustment of the preceding items to value the balances by application of IFRS at December 31, 2003 and 2002.

Dividends are recorded in Tenaris’ financial statements in the period in which they are approved by Tenaris’ shareholders, or when interim dividends are approved by the Board of Directors in accordance to the authority given to them by the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 24 (vi).

L     BORROWINGS

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M     INCOME TAXES – CURRENT AND DEFERRED

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which the Tenaris “subsidiaries” operate.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment –originated in both difference in valuation and useful lives considered by accounting standards and tax regulations-, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N     EMPLOYEE LIABILITIES

(1)    Employees’ statutory profit sharing

Under Mexican law, Tenaris’ Mexican subsidiaries are required to pay an annual benefit to their employees, which is calculated using a basis similar to the one used for the calculation of the income tax. Employees’ statutory profit sharing is provided under the liability method. Temporary differences arise between the “statutory” bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(2)    Employees’ severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris’ Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees’ severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD66.4 million at December 31, 2003.

(3)    Pension obligations

Certain Argentine Tenaris officers are covered by a defined benefit employee retirement plan designed to provide retirement, termination and other benefits to those officers.

Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Tenaris’ other assets. Due to these conditions, the plan is classified as “unfunded” by International Financial Reporting Standards definitions.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided by the plan are in U.S. Dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated based on a seven-year salary average.

(4)    Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O     PROVISIONS AND OTHER LIABILITIES

Provisions are accrued to reflect estimations of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings.. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris’ estimates of the outcomes of these matters and the advice of Tenaris’ legal advisors. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on Tenaris’ future results of operations and financial conditions or liquidity.

P     REVENUE RECOGNITION

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery -as defined by the risk transfer provision of the sales contracts- has occurred, which may include delivery to the customer storage warehouse location at one of the Company’s subsidiaries; and collectability is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on an effective yield basis.

•	Dividend income from investments in companies under the cost method: when Tenaris’ right to collect is established.

Q     COST OF SALES AND SALES EXPENSES

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to client orders are classified as selling, general and administrative expenses.

R     EARNINGS PER SHARE

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. See Note 8.

S     DERIVATIVE FINANCIAL INSTRUMENTS

Tenaris adopted IAS 39 at the beginning of the fiscal year ended December 31, 2001. Under IAS 39, derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in the fair value of any derivative instruments are recognized in the income statement as financial results. The total impact on shareholders’ equity on December 31, 2001, as a result of the adoption of IAS 39, was a USD1,007 thousand loss. That impact arises from the remeasurement to fair value of derivatives that do not qualify for hedge accounting.

Information about accounting for derivative financial instruments and hedging activities is included within the section “Financial Risk Management” below.

T     SEGMENT INFORMATION

Business segments provide products or services that are subject to risks and returns that are different from those of other business segment. Allocation to a specific business segment relates to the type of production process, type of product, nature of client and or intensity of infrastructure usage. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of arising in other economic environments.

U     SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (US GAAP)

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which differ in certain important respects from US GAAP. The significant differences at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are reflected in the reconciliation provided in Note 33 and principally relate to the items discussed in the following paragraphs:

(1)	Purchase accounting difference affecting the acquisition of Tavsa and Amazonia - Net of accumulated amortization

Tenaris directly or indirectly acquired interests in Tavsa and Amazonia. As part of this investment, Tenaris and its partners developed a business plan which contemplated workforce reductions. As a result of Tenaris’ plans to reduce the workforce, the liabilities associated with the reductions were accrued by Tavsa and Amazonia as of the date of the acquisition, which resulted in additional goodwill under IFRS.

Under US GAAP, at the time of acquisition accrual of workforce reduction costs was required when certain conditions were met. (i) A restructuring plan must have been approved by an appropriate level of management; (ii) the benefit arrangement must have been sufficiently communicated to employees so that they could determine their benefits; (iii) the plan must have specifically identified the number of employees, their classification and location; and (iv) it was unlikely that significant changes to the plan would occur. In general, the plan should have been finalized within one year.

(2)    Deferred income tax

Under IFRS, a temporary difference is originated by the excess of the accounting value of net assets, translated at historical exchange rates, over the taxable base translated using year-end exchange rates. Under US GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.

(3)    Equity in investments in associated companies

The significant differences that give rise to US GAAP adjustments on equity in associated companies are related to the provision for restructuring costs net of its tax effect.

(4)     Unrecognized prior service costs

Under IFRS past service costs related to pension benefits are recognized over the remaining vesting period. Where benefits have already vested, past service costs are recognized immediately.

Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

(5)     Accounting changes

As discussed in Note S, at the beginning of the fiscal year ended December 31, 2001, the Company adopted IAS 39. The impact of the adoption corresponds to the remeasurement to fair value of derivatives related to non–qualifying hedges and it was accounted for in a separate line in the consolidated statement of changes in shareholders’ equity.

Under US GAAP the company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and its corresponding amendments under SFAS N° 137 and 138 on January 1, 2001. The cumulative effect adjustment was recognized in net income.

(6)     Consolidation of non-majority-owned subsidiaries

Under IFRS, companies in which the ultimate parent company did not own more than 50% of the voting rights but had the necessary power as to exercise control by other means (such as appointing the majority in the board of directors and key management) are consolidated.

Under US GAAP, only majority-owned subsidiaries (companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) are consolidated. Accordingly, condensed income statement and cash flow are presented in Note 33, without consolidating Dalmine for the year ended December 31, 2001.

(7)     Financial assets’ changes in fair value

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of income.

As explained in Note G, the company has allocated certain investments in trust funds to the “available-for-sale” category as defined by IAS 39. Under US GAAP, the Company is carrying these investments at market value with material unrealized gains and losses, if any, included in shareholder’s equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in Other Comprehensive Income shall be reclassified into the Statement of Income.

Specific identification was used to determine cost in computing realized gain or loss. For the purpose of assigning these investments to the categories specified in IAS 39, the Company’s considers available potential needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding securities at the time of purchase.

(8)     Goodwill

Under IFRS, purchased goodwill is capitalized as an intangible asset, with a rebuttable presumption that its useful life does not exceed 20 years.

An impairment review of goodwill is required wherever events or changes in circumstances indicate that the carrying amount may not be recoverable and annually if estimated useful life exceeds 20 years.

Under US GAAP, an investment recorded under the purchase method of accounting requires an estimation of the fair values of the underlying, separately identifiable assets and liabilities. Any excess of the cost of the investment over the fair value of acquired net assets is treated as goodwill.

As a result of the adoption of SFAS No. 142 “Goodwill and other intangible assets”, the Company assessed the goodwill for impairment. The steps taken are fully explained in Note 34 (d), and the impairment losses are presented as a cumulative effect of a change in accounting principle in the quantitative reconciliation in Note 34.

Effective January 1, 2002, in accordance with SFAS No. 142, the Company ceased the amortization of goodwill under US GAAP.

(9)    Cost of the 2002 Exchange Offer

Under IFRS, direct costs relating to an acquisition, including the cost of registering and issuing equity securities, are considered in determining the cost of acquisition.

Under US GAAP, in accordance with SFAS No. 141 “Business combinations”, costs of registering and issuing equity securities shall be recognized as a reduction of the fair value of the securities.

FINANCIAL RISK MANAGEMENT

(1)     FINANCIAL RISK FACTORS

Tenaris’ activities expose it to a variety of financial risks, including the effects of changes foreign currency exchange rates and interest rates. Tenaris’ subsidiaries use derivative financial instruments to minimize potential adverse effects on Tenaris’ financial performance, by hedging certain exposures.

(i)    Foreign exchange rate risk

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain Tenaris’ subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. Dollars.

(ii)    Interest rate risk

Tenaris’ income and operating cash flows are substantially independent from changes in market interest rates. Tenaris’ subsidiaries generally borrow at variable rates. Dalmine has entered into interest rate swaps for long-term debt to hedge future interest payments, converting borrowings from floating rates to fixed rates.

(iii)    Concentration of credit risk

Tenaris has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Tenaris’ sales.

Tenaris’ subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(iv)    Liquidity risk

Prudent liquidity risk management recommends maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(2)     ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently marked to market. Tenaris does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair values of derivative instruments are disclosed in Note 23.

(3)     FAIR VALUE ESTIMATION

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the face value less any estimated credit adjustments was considered. For other investments, including, the trust fund, quoted market price was used. As most borrowings include variable rates or fixed rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Tenaris uses a variety of methods, including estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

     INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information

2	Cost of sales

3	Selling, general and administrative expenses

4	Labor costs

5	Other operating items

6	Financial expenses, net

7	Tax charge

8	Earnings and dividends per share

9	Property, plant and equipment, net

10	Intangible assets, net

11	Investments in associated companies

12	Other investments

13	Receivables –non current

14	Inventories

15	Receivables and prepayments

16	Trade receivables

17	Cash and cash equivalents, and Other investments

18	Borrowings

19	Deferred income taxes

20	Other liabilities

21	Non-current provisions

22	Current provisions

23	Derivative financial instruments

24	Contingencies, commitments and restrictions on the distribution of profits

25	Ordinary shares and share premium

26	Minority interest

27	2002 Exchange Offer and other events with impact on minority interest

28	Acquisitions

29	Related party transactions

30	Cash flow disclosures

31	Principal subsidiaries

32	Post balance sheet events

33	Reconciliation of net income and shareholders’ equity to US GAAP

34	Other significant US GAAP disclosure requirements

1 Segment information

Primary reporting format – business segments

		Welded
		and other
		metallic
	Seamless	products	Energy	Others	Unallocated	Total
Year ended December 31, 2003
Net sales	2,375,888	350,745	333,207	119,812	—	3,179,652
Cost of sales	(1,523,945)	(274,643)	(316,566)	(92,673)	—	(2,207,827)

Gross profit	851,943	76,102	16,641	27,139	—	971,825
Segment assets	3,296,945	354,662	105,629	224,565	327,747	4,309,548
Segment liabilities	1,542,350	240,166	91,982	55,453	418,333	2,348,284
Capital expenditure	129,396	24,245	5,380	3,603	—	162,624
Depreciation and amortization	180,208	10,896	3,706	4,989	—	199,799
Year ended December 31, 2002
Net sales	2,244,138	580,001	210,415	184,830	—	3,219,384
Cost of sales	(1,421,263)	(379,384)	(198,727)	(169,854)	—	(2,169,228)

Gross profit	822,875	200,617	11,688	14,976	—	1,050,156
Segment assets	3,273,969	354,069	41,155	135,212	277,493	4,081,898
Segment liabilities	1,368,716	212,689	49,909	69,716	500,031	2,201,061
Capital expenditure	108,546	27,053	5,623	6,355	—	147,577
Depreciation and amortization	162,119	7,669	2,768	3,759	—	176,315
Year ended December 31, 2001
Net sales	2,496,479	432,647	113,140	132,033	—	3,174,299
Cost of sales	(1,663,385)	(293,938)	(107,552)	(100,693)	—	(2,165,568)

Gross profit	833,094	138,709	5,588	31,340	—	1,008,731
Segment assets	3,057,316	445,401	45,007	97,715	192,515	3,837,954
Segment liabilities	1,356,849	214,173	39,119	80,908	352,523	2,043,572
Capital expenditure	201,452	16,749	3,391	1,257	—	222,849
Depreciation and amortization	155,145	3,717	1,539	1,309	—	161,710

Tenaris’ main business segment is the manufacturing and trading of seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for USD 62,755 in 2003, USD 50,021 in 2002 and USD 37,067 in 2001. Other such transactions include sales of scrap and pipe protectors from Other segments to Seamless units for USD 37,647, USD 22, 269 and USD 34,934 in 2003, 2002 and 2001, respectively.

Secondary reporting format – geographical segments

	Year ended December 31, 2003
				Middle	Far East
	South		North	East and	and
	America	Europe	America	Africa	Oceania	Unallocated	Total
Net sales	752,175	958,772	754,262	392,707	321,736	—	3,179,652
Total assets	1,281,202	1,140,761	1,266,773	90,699	202,366	327,747	4,309,548
Trade receivables	123,969	286,651	138,899	69,216	34,047	—	652,782
Property, plant and equipment	624,542	557,637	716,952	2,376	58,807	—	1,960,314
Capital expenditure	63,636	47,965	42,988	358	7,677	—	162,624
Depreciation and amortization	103,548	58,196	31,908	16	6,131	—	199,799

	Year ended December 31, 2002
				Middle	Far East
	South		North	East and	and
	America	Europe	America	Africa	Oceania	Unallocated	Total
Net sales	956,382	829,744	577,279	511,119	344,860	—	3,219,384
Total assets	1,321,637	874,185	1,238,179	169,810	200,594	277,493	4,081,898
Trade receivables	208,313	145,863	123,572	145,681	29,820	—	653,249
Property, plant and equipment	624,115	471,580	784,104	2,556	51,882	—	1,934,237
Capital expenditure	73,121	39,985	25,628	2,551	6,292	—	147,577
Depreciation and amortization	83,344	48,078	39,913	23	4,957	—	176,315

	Year ended December 31, 2001
				Middle	Far East
	South		North	East and	and
	America	Europe	America	Africa	Oceania	Unallocated	Total
Net sales	971,101	680,524	611,655	520,916	390,103	—	3,174,299
Total assets	1,230,766	742,982	1,365,007	97,630	209,054	192,515	3,837,954
Trade receivables	169,006	118,772	104,370	86,965	66,414	—	545,527
Property, plant and equipment	607,458	397,665	911,310	13	54,872	—	1,971,318
Capital expenditure	85,160	44,076	92,336	—	1,277	—	222,849
Depreciation and amortization	76,277	41,046	41,568	1	2,818	—	161,710

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditure are based on the assets’ location.

Although Tenaris’ business is managed on a worldwide basis, Tenaris’ subsidiaries operate in five main geographical areas. The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment includes Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

2 Cost of sales

	Year ended December 31,
	2003	2002	2001
Raw materials and consumables used and change in inventories	1,364,224	1,425,878	1,459,967
Services and fees	272,313	227,090	177,513
Labor cost	286,748	235,902	285,203
Depreciation of property, plant and equipment	171,896	154,794	146,306
Amortization of intangible assets	6,763	2,370	2,266
Maintenance expenses	54,335	50,234	43,625
Provisions for contingencies	3,802	4,307	2,021
Allowance for obsolescence	6,011	19,042	6,985
Taxes	4,273	3,160	2,185
Others	37,462	46,451	39,497

	2,207,827	2,169,228	2,165,568

3 Selling, general and administrative expenses

	Year ended December 31,
	2003	2002	2001
Services and fees	129,237	101,566	94,392
Labor cost	134,769	117,975	126,849
Depreciation of property, plant and equipment	8,477	6,164	2,633
Amortization of intangible assets	12,663	12,987	10,505
Commissions, freights and other selling expenses	189,353	261,249	187,370
Provisions for contingencies	2,005	8,122	10,092
Allowances for doubtful accounts	5,704	6,387	5,372
Taxes	45,337	33,335	8,278
Others	39,290	19,730	57,256

	566,835	567,515	502,747

4 Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
	2003	2002	2001
Wages, salaries and social security costs	410,458	347,096	403,438
Employees’ severance indemnity (Note 20 (i))	9,988	6,453	6,913
Pension benefits – defined benefit plans (Note 20(i))	1,071	328	1,701

	421,517	353,877	412,052

At year-end, the number of employees was 14,391 in 2003, 13,841 in 2002 and 14,127 in 2001.

5 Other operating items

			Year ended December 31,
			2003	2002	2001
(i	)	Other operating income
		Reimbursement from insurance companies and other third parties	1,544	6,814	—
		Income from disposition of warehouses	4,075	3,132	—
		Income from disposition of investments	1,018	—	—
		Net rents	2,222	2,414	585
		Gain on government securities	—	5,643

			8,859	18,003	585

(ii)		Other operating expenses
		Provision for BHP proceedings	114,182	18,923	41,061
		Allowance for receivables	1,728	1,334	13,617
		Contributions to welfare projects and non-profits organizations	4,362	5,204	1,100
		Allowance for legal claims and contingencies	—	—	7,666
		Miscellaneous	5,387	3,306	1,493

			125,659	28,767	64,937

6 Financial expenses, net

	Year ended December 31,
	2003	2002	2001
Interest expense	(33,134)	(34,480)	(43,676)
Interest income	16,426	14,201	2,586
Net foreign exchange transaction (losses)/gains and fair value of derivative instruments	(16,165)	11,567	16,900
Financial discount on trade receivables	—	(8,810)	—
Others	3,453	(3,075)	(1,405)

	(29,420)	(20,597)	(25,595)

7 Tax charge

Income tax

	Year ended December 31,
	2003	2002	2001
Current tax	148,240	192,862	148,823
Deferred tax (Note 19)	(63,862)	26,426	(39,867)

	84,378	219,288	108,956
Effect of currency translation on tax base	(20,460)	25,266	109,882

Subtotal	63,918	244,554	218,838
Recovery of Income Tax (a)	—	(36,783)	—

	63,918	207,771	218,838

(a) In 2002 Tamsa succeeded in an income tax claim against the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN 355.6 million (USD36.8 million).

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2003	2002	2001
Income before tax and minority interest	286,355	444,478	374,741

Tax calculated at the tax rate in each country	99,060	184,201	143,408
Non taxable income	(71,816)	(54,780)	(45,415)
Non deductible expenses	43,909	17,310	12,418
Effect of currency translation on tax base (b)	(20,460)	25,266	109,882
Effect of taxable exchange differences	13,367	79,362	—
Utilization of previously unrecognized tax losses	(142)	(6,805)	(1,455)

Tax charge	63,918	244,554	218,838

(b) Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries.

These gains and losses were required by IFRS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.

8 Earnings and dividends per share

(i)	Under IFRS, Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. The weighted average number of ordinary shares assumes that the 710,747,090 shares issued for the Sidertubes contribution were issued and outstanding as of January 1, 2001.

	Year ended December 31,
	2003	2002	2001
Net income attributable to shareholders	210,308	94,304	81,346
Weighted average number of ordinary shares in issue (thousands)	1,167,230	732,936	710,747
Basic and diluted earnings per share	0.18	0.13	0.11
Dividends paid	(115,002)	—	—
Dividends per share	0.10	—	—

(ii)	As explained in Note A and Note 27 (a) the Sidertubes contribution and the exchange offer transaction took place in 2002. For purposes of comparison the Company has calculated the pro-forma earnings per share for years 2002 and 2001 as if these transactions had taken place on January 1, 2001. Moreover, with respect to subsequent acquisitions and residual offers carried out during 2003 (see Note 27 (b)) the Company has calculated the pro-forma earnings per share for year 2003 as if these transactions had all taken place on January 1, 2003. The pro-forma earnings per share thus calculated are shown below:

	Year ended December 31,
	2003	2002	2001
		(Unaudited)
Net income attributable to shareholders	210,308	193,826	135,796
Weighted average number of ordinary shares in issue (thousands)	1,180,288	1,160,701	1,160,701
Basic and diluted earnings per share	0.18	0.17	0.12
Dividends paid	(115,002)	—	—
Dividends per share	0.10	—	—

9 Property, plant and equipment, net

	Land,	Plant and	Vehicles,		Spare
	building and	production	furniture	Work in	parts and
Year ended December 31, 2003	improvements	equipment	and fixtures	progress	equipment	Total
Cost
Values at the beginning of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072
Translation differences	(7,736)	64,472	4,595	(1,353)	3,332	63,310
Additions	455	23,107	4,420	106,057	3,426	137,465
Disposals / Consumptions	(1,664)	(27,612)	(3,312)	(135)	(1,882)	(34,605)
Transfers	15,819	139,939	7,454	(160,237)	(2,164)	811
Increase due to business combinations	447	30,303	14	—	—	30,764

Values at the end of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817

Depreciation
Accumulated at the beginning of the year	98,616	3,228,390	82,139	—	5,690	3,414,835
Translation differences	843	9,248	2,474	—	977	13,542
Depreciation charge	7,519	165,403	6,769	—	682	180,373
Disposals / Consumptions	(921)	(24,255)	(2,243)	—	(1,221)	(28,640)
Transfers	6,636	(250)	83	—	(76)	6,393

Accumulated at the end of the year	112,693	3,378,536	89,222	—	6,052	3,586,503

At December 31, 2003	191,236	1,652,989	23,149	86,193	6,747	1,960,314

			Vehicles,
	Land, building	Plant and	furniture		Spare
	and	production	and	Work in	parts and
Year ended December 31, 2002	improvements	equipment	fixtures	progress	equipment	Total
Cost
Values at the beginning of the year	314,029	4,736,620	91,891	150,397	8,937	5,301,874
Translation differences	(29,974)	(67,439)	(2,404)	(16,374)	647	(115,544)
Additions	1,820	42,590	2,918	71,009	6,268	124,605
Disposals / Consumptions	(5,479)	(13,258)	(1,036)	(507)	(6,015)	(26,295)
Transfers	16,212	37,084	7,831	(62,664)	250	(1,287)
Increase due to business combinations (a)	—	65,719	—	—	—	65,719

Values at the end of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072

Depreciation
Accumulated at the beginning of the year	97,154	3,148,055	78,540	—	6,806	3,330,555
Translation differences	(2,689)	(61,180)	(1,371)	—	430	(64,810)
Depreciation charge	5,444	149,430	5,518	—	566	160,958
Disposals / Consumptions	(1,359)	(7,915)	(482)	—	(2,112)	(11,868)
Transfers	66	—	(66)	—	—	—

Accumulated at the end of the year	98,616	3,228,390	82,139	—	5,690	3,414,835

At December 31, 2002	197,992	1,572,926	17,061	141,861	4,397	1,934,237

(a) Includes USD 65.7 million attributable to the fair value of Property, plant and equipment of Dalmine, Siderca and Tamsa acquired on the exchange transaction (see Note 28).

Property, plant and equipment includes interest capitalized for USD19,159 and USD17,372 for the years ended December 31, 2003 and 2002, respectively. During 2003 and 2002, Tenaris capitalized interest costs of USD1,787 and USD 4,284, respectively.

10 Intangible assets, net

	Information	Licenses
	system	and		Negative
Year ended December 31, 2003	projects	patents	Goodwill (a)	goodwill	Total
Cost
Values at the beginning of the year	35,348	30,381	132,224	(126,735)	71,218
Translation differences	5,185	4,030	—	(2,944)	6,271
Additions	23,687	1,472	—	—	25,159
Transfers	24,582	(25,393)	—	—	(811)
Increase due to business combinations	—	—	10,680	(1,013)	9,667

Values at the end of the year	88,802	10,490	142,904	(130,692)	111,504

Amortization
Accumulated at the beginning of the year	15,573	16,152	11,997	(5,188)	38,534
Translation differences	2,391	3,509	—	—	5,900
Amortization charge	14,580	4,850	8,885	(8,889)	19,426
Transfers	9,557	(15,950)	—	—	(6,393)

Accumulated at the end of the year	42,101	8,561	20,882	(14,077)	57,467

At December 31, 2003	46,701	1,929	122,022	(116,615)	54,037

	Information	Licenses
	system	and	Goodwill	Negative
Year ended December 31, 2002	projects	patents	(a)	goodwill	Total
Cost
Values at the beginning of the year	20,647	46,673	27,863	(21,414)	73,769
Translation differences	(1,234)	1,864	(1,046)	—	(416)
Additions	14,648	3,026	5,298	—	22,972
Disposals	—	(21,182)	—	—	(21,182)
Transfers	1,287	—	—	—	1,287
Increase due to business acquisitions (b)	—	—	100,109	(105,321)	(5,212)

Values at the end of the year	35,348	30,381	132,224	(126,735)	71,218

Amortization
Accumulated at the beginning of the year	10,707	11,221	7,598	(3,388)	26,138
Translation differences	(602)	2,036	(2,276)	—	(842)
Amortization charge	5,468	5,014	6,675	(1,800)	15,357
Disposals	—	(2,119)	—	—	(2,119)

Accumulated at the end of the year	15,573	16,152	11,997	(5,188)	38,534

At December 31, 2002	19,775	14,229	120,227	(121,547)	32,684

(a)	Corresponds to the seamless segment

(b)	Includes USD 5.2 million attributable to the fair value of intangible assets of Dalmine, Siderca and Tamsa

11 Investments in associated companies

	Year ended December 31,
	2003	2002
At the beginning of year	14,327	27,983
Translation differences	2,197	(7,174)
Equity in gains (losses) of associated companies	27,585	(6,802)
Acquisitions	1,811	320
Sales	(106)	—

At the end of year	45,814	14,327

The principal associated companies are:

		Percentage of
	Country of	ownership and voting
Company	incorporation	rights at December 31,		Value at December 31,
		2003	2002	2003	2002
Consorcio Siderurgia Amazonia Ltd. (a)	Cayman Islands	14.49%	14.11%	23,500	13,229
Ylopa Serviços de Consultadoria Ltda. (b)	Madeira	24.40%	—	19,500	—
Condusid C.A.	Venezuela	20.00%	20.00%	2,708	553
Others				106	545

				45,814	14,327

(a) The values at December 31, 2003 and 2002 are net of an impairment provision of USD 49.9 million and 13.3 million, respectively, prompted by the effect of negative conditions in the international steel markets, recession in Venezuela, and the revaluation of Venezuelan currency against the US dollar on the operations of its subsidiary Siderúrgica del Orinoco CA (“Sidor”) –See Note 24 (ii)-

(b) At December 31, 2003 the retained earnings of Ylopa Serviços de Consultadoria Ltda. (“Ylopa”) totalled USD 72.5 million.

12 Other investments

	Year ended December 31,
	2003	2002
Trust funds with specific objective (Note G)	—	135,787
Deposits with insurance companies	9,866	9,791
Investments in companies under the cost method	12,855	13,515
Others	434	210

	23,155	159,303

13 Receivables – non current

	Year ended December 31,
	2003	2002
Government entities	2,239	4,820
Employee advances and loans	3,269	3,050
Tax credits	9,495	8,624
Trade receivables	5,966	8,113
Advances to suppliers	11,535	—
Convertible Loan to Ylopa (Note 24(ii))	33,508	—
Receivables on Off-Take Contract	13,419	12,566
Miscellaneous	1,348	1,123

	80,779	38,296
Allowances for doubtful accounts (Note 21 (i))	(21,258)	(21,394)

	59,521	16,902

14 Inventories

	Year ended December 31,
	2003	2002
Finished goods	360,190	327,328
Goods in process	158,918	111,125
Raw materials	111,988	127,647
Supplies	173,738	128,709
Goods in transit	74,788	36,925

	879,622	731,734
Allowance for obsolescence (Note 22 (i))	(47,743)	(51,621)

	831,879	680,113

15 Receivables and prepayments

	Year ended December 31,
	2003	2002
V.A.T. credits	34,225	43,298
Prepaid taxes	29,141	20,560
Reimbursements and other services receivable	11,782	19,787
Government entities	14,532	11,381
Employee advances and loans	13,660	5,595
Advances to suppliers	19,382	29,876
Other advances	18,472	12,308
Government tax refunds on exports	14,530	16,977
Miscellaneous	15,171	18,898

	170,895	178,680
Allowance for other doubtful accounts ( Note 22 (i))	(5,761)	(5,997)

	165,134	172,683

16 Trade receivables

	Year ended December 31,
	2003	2002
Current accounts	605,119	636,246
Notes receivables	71,666	42,336

	676,785	678,582
Allowance for doubtful accounts (Note 22 (i))	(24,003)	(25,333)

	652,782	653,249

17 Cash and cash equivalents and Other investments

			Year ended December 31,
			2003	2002
(i	)	Other investments
		Trust funds with specific objective (Note G)	138,266	—

(ii)		Cash and cash equivalents
		Cash and short-term highly liquid investments	247,414	279,878
		Time deposits with related parties	420	24,658

			247,834	304,536

18 Borrowings

	Year ended December 31,
	2003	2002
Non-current
Bank borrowings	299,965	260,596
Debentures	65,375	54,187
Finance lease liabilities	9,439	7,422

	374,779	322,205

Current
Bank borrowings	273,607	380,380
Bank overdrafts	9,804	9,649
Debentures and other loans	171,062	—
Finance lease liabilities	5,266	4,176
Costs for issue of debt	(867)	(515)

	458,872	393,690

Total Borrowings	833,651	715,895

The maturity of borrowings is as follows:

	1 year	1 - 2	2 – 3	3 - 4	4 - 5	Over 5
At December 31, 2003	or less	years	years	years	years	Years	Total
Financial lease	5,266	2,289	1,490	1,196	954	3,510	14,705
Other borrowings	453,606	162,904	140,455	28,098	18,079	15,804	818,946

Total borrowings	458,872	165,193	141,945	29,294	19,033	19,314	833,651

In December 2003, Tamsa –a Tenaris’ subsidiary- entered into a three-year syndicated loan agreement in the amount of USD 150 million, to replace an existing facility. The most significant financial covenants under this loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur additional indebtedness above agreed limits or pledges on certain assets and compliance with debt service ratios calculated on Tamsa’s financial accounts. In June 2003, Tenaris entered into a four-year mortgage Euro denominated loan of approximately USD 33 million with a pledge on land and buildings of its Italian subsidiary.

Borrowings include loans secured over certain of the properties of the Company for a total of USD 308.9 million. Some of these loans included covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios. At December 31, 2003, Tenaris’ subsidiaries were in compliance with all of their financial covenants.

The weighted average interest rates –which incorporates instruments denominated in various currencies- at the balance sheet date were as follows:

	2003	2002
Bank borrowings	2.94%	3.61%
Debentures and other loans	2.69%	3.99%
Finance lease liabilities	1.94%	3.56%

Breakdown of long-term borrowings by currency and rate is as follows:

     Bank borrowings

Currency	Interest rates	December 31,
		2003	2002
USD	Variable	240,928	130,000
USD	Fixed	—	57,782
EUR	Variable	160,399	156,419
JPY	Fixed	45,082	37,882
BRS	Variable	15,783	30,093

		462,192	412,176
Less: Current portion of medium and long-term loans		(162,227)	(151,580)

Total Bank borrowings		299,965	260,596

     Debentures

Currency	Interest rates	December 31,
		2003	2002
EURO	Variable	66,156	54,187
Less: Current portion of medium and long-term loans		(781)	—

Total Debentures		65,375	54,187

The Debentures were issued on January 1998, at a face value of ITL100,000 million with interest linked to the 3-month Libor.

     Finance lease liabilities

Currency	Interest rates	December 31,
		2003	2002
EUR	Variable	3,777	6,042
JPY	Fixed	10,928	5,556
Less: Current portion of medium and long-term loans		(5,266)	(4,176)

Total finance leases		9,439	7,422

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2003	2002
Property, plant and equipment mortgages	417,126	344,122

19 Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2003	2002
At beginning of year	386,167	328,336
Translation differences	(17,157)	(23,340)
Increase due to business combinations	(1,925)	27,534
Income statement charge /(credit)	(63,862)	26,426
Effect of currency translation on tax base	(20,460)	25,266
Deferred employees statutory profit sharing charge	4,758	1,945

At end of year	287,521	386,167

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

     Deferred tax liabilities

				Total at
	Fixed			December
	assets	Inventories	Other (a)	31, 2003
At beginning of year	283,015	68,790	148,226	500,031
Translation differences	(4,073)	(3,957)	417	(7,613)
Acquisition of minority interest in subsidiaries	2,562	—	—	2,562
Income statement (credit)/charge	(48,713)	(12,196)	(15,738)	(76,647)

At end of year	232,791	52,637	132,905	418,333

(a) Includes the effect of currency translation on tax base explained in Note 7

     Deferred tax assets

	Provisions
	and		Tax losses
	allowances	Inventories	(a)	Other	Total
At beginning of year	(74,826)	(22,033)	(6,073)	(10,932)	(113,864)
Translation differences	(7,559)	214	(539)	(1,660)	(9,544)
Increase due to business acquisitions	(1,220)	—	—	—	(1,220)
Acquisition of minority interest in subsidiaries	—	—	—	(3,267)	(3,267)
Income statement charge/(credit)	7,680	(6,488)	(1,675)	(2,434)	(2,917)

At end of year	(75,925)	(28,307)	(8,287)	(18,293)	(130,812)

(a) The tax loss carryforwards arising from the BHP settlement is included under each voices that originated them.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2003	2002
Deferred tax assets	(130,812)	(113,864)
Deferred tax liabilities	418,333	500,031

	287,521	386,167

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2003	2002
Deferred tax assets to be recovered after more than 12 months	(20,385)	(23,461)
Deferred tax liabilities to be settled after more than 12 months	300,733	372,729

20 Other liabilities

			Year ended December 31,
			2003	2002
(i	)	Non-current
		Employee liabilities
		Employees’ statutory profit sharing	51,110	60,962
		Employees’ severance indemnity (a)	66,426	50,728
		Pension benefits (b)	8,569	11,069

			126,105	122,759
		Accounts payable – Settlement BHP (Note 24 (i))	54,691	—

		Other liabilities
		Taxes payable	8,345	—
		Miscellaneous	2,399	264

			10,744	264

			191,540	123,023

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2003	2002
Total included in non-current Employee liabilities	66,426	50,728

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2003	2002	2001
Current service cost	7,291	4,518	5,142
Interest cost	2,697	1,935	1,771

Total included in Labor costs	9,988	6,453	6,913

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2003	2002	2001
Discount rate	5%	5%	5%
Rate of compensation increase	4%	4%	2%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2003	2002
Present value of unfunded obligations	12,134	9,522
Unrecognized actuarial gains (losses)	(3,565)	1,547

Liability in the balance sheet	8,569	11,069

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2003	2002	2001
Current service cost	381	255	611
Interest cost	637	584	1,105
Net actuarial (gains) losses recognized in the year	53	(511)	(15)

Total included in Labor costs	1,071	328	1,701

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2003	2002
At the beginning of the year	11,069	13,098
Transfers and new participants of the plan	(103)	215
Total expense	1,071	328
Contributions paid	(3,468)	(2,572)

At the end of year	8,569	11,069

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2003	2002	2001
Discount rate	7%	7%	10%
Rate of compensation increase	2%	2%	3%

		Year ended December 31,
		2003	2002
(ii)	Other liabilities – current
	Payroll and social security payable	61,900	51,737
	Voluntary redundancy plan	—	751
	Accounts payable- BHP Settlement (Note 24 (i))	109,257	—
	Loan from Ylopa (Note 24 (ii))	10,590	—
	Liabilities with related parties	3,742	—
	Miscellaneous	22,105	940

		207,594	53,428

21 Non-current provisions

(i) Deducted from assets

Allowance for
doubtful accounts-
Receivables
Year ended December 31, 2003
Values at the beginning of the year	(21,394)
Translation differences	(846)
Additional provisions (*)	(3,547)
Used	4,529

(21,258)

Year ended December 31, 2002
Values at the beginning of the year	(32,361)
Translation differences	2,796
Additional provisions (*)	(1,444)
Used	9,615

(21,394)

(*) Includes effect of provisions on off – take credits, which are reflected in the cost of sales.

(ii) Liabilities

Legal claims and
contingencies
Year ended December 31, 2003
Values at the beginning of the year	33,874
Translation differences	2,990
Reversals	(5,227)
Additional provisions	4,848
Used	(13,152)

At December 31, 2003	23,333

Year ended December 31, 2002
Values at the beginning of the year	38,080
Translation differences	(5,959)
Reversals	(4,008)
Additional provisions	8,315
Used	(2,554)

At December 31, 2002	33,874

22 Current provisions

(i) Deducted from assets

	Allowance for	Allowance for other	Allowance for
	doubtful accounts-	doubtful accounts-	inventory
	Trade receivables	Other receivables	obsolescence
Year ended December 31, 2003
Values at the beginning of the year	(25,333)	(5,997)	(51,621)
Translation differences	(1,321)	(327)	(1,626)
Reversals	1,568	822	4,966
Additional provisions	(6,850)	(278)	(10,977)
Used	7,933	19	11,515

At December 31, 2003	(24,003)	(5,761)	(47,743)

Year ended December 31, 2002
Values at the beginning of the year	(23,881)	(5,958)	(52,160)
Translation differences	898	1,148	158
Reversals	3,628	2,600	148
Additional provisions	(10,015)	(3,934)	(19,190)
Used	4,037	147	19,423

At December 31, 2002	(25,333)	(5,997)	(51,621)

(ii) Liabilities

		Cost related		Other claims
	BHP	to factory		and
	Provision	damages	Sales risks	contingencies	Total
Year ended December 31, 2003
Values at the beginning of the year	44,066	—	4,259	25,628	73,953
Translation differences	6,015	—	715	4,885	11,615
Reversals	—	—	—	(1,276)	(1,276)
Additional provisions	5,995	—	3,087	4,375	13,457
Used (1)	(56,076)	—	(3,996)	(5,713)	(65,785)
Increased due to business combinations	—	—	—	7,660	7,660

At December 31, 2003	—	—	4,065	35,559	39,624

Year ended December 31, 2002
Values at the beginning of the year	40,279	4,513	3,476	30,029	78,297
Translation differences	7,349	257	617	2,547	10,770
Reversals	—	—	—	(1,064)	(1,064)
Additional provisions	18,923	—	1,896	7,290	28,109
Used	(22,485)	(4,770)	(1,730)	(13,174)	(42,159)

At December 31, 2002	44,066	—	4,259	25,628	73,953

(1)	In the case of BHP, the provision was reclassified into Other Liabilities (see Note 20) following the settlement agreement discussed in Note 24 (i)

23 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Year ended December 31,
	2003	2002
Contracts with positive fair values:
Interest rate swaps	—	556
Forward foreign exchange contracts	2,947	2,867
Commodities contracts	1,197	639
Contracts with negative fair values:
Interest rate swap contracts	(3,505)	(3,274)
Forward foreign exchange contracts	(2,937)	(777)
Commodities contracts	(1,592)	(3,511)

Derivative financial instruments breakdown are as follows:

Variable interest rate swaps

				Fair Value
Notional amount				December	December
(in thousands)		Swap	Term	31, 2003	31, 2002
EURO	122,305	Fixed for Variable	2005	(1,916)	(1,256)
EURO	27,114	Fixed for Variable	2007	(770)	(904)
EURO	1,786	Fixed for Variable	2009	(142)	(101)
EURO	10,005	Fixed for Variable	2010	(819)	(558)

				(3,505)	(2,718)

Exchange rate derivatives

		Fair Value
		December	December
Currencies	Contract	31, 2003	31, 2002
USD/EUR	Euro Forward sales	(365)	(605)
USD/EUR	Euro Forward purchases	—	2,283
USD/EUR	Currency options and collars	(1,435)	—
JPY/USD	Japanese Yen Forward purchases	2,661	452
JPY/EUR	Japanese Yen Forward purchases	(83)	—
CAD/USD	Canadian Dollar Forward sales	(1,054)	46
BRL/USD	Brazilian Real Forward sales	6	(172)
ARS/USD	Argentine Peso Forward purchases	280	—
EUR/GBP	Pound Sterling Forward sales	—	86

		10	2,090

Commodities price derivatives

		Fair Value
		December	December
Contract	Terms	31, 2003	31, 2002
Gas call options	2004	(213)	(2,749)
Gas put options	2004-2005	(246)	(151)
Gas cap options	—	—	28
Oil call options	2004	1,066
Oil put options	2004	(1,087)
Oil call options	2004	131	—
Oil put options	2004	(46)	—

		(395)	(2,872)

24 Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP –see (i) below–). Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Notes 21 and 22) that would be material to the Tenaris’ consolidated financial position or income statement.

(i) Claim against Dalmine

In June 1998, British Steel plc (“British Steel”) and Dalmine were sued by a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) before the Commercial Court of the High Court of Justice Queen’s Bench Division of London. The action concerned the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. (“Ilva”), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds (“GBP”) and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP’s product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court’s judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP was determined in a separate proceeding. Dalmine’s petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine’s appeal, closing the dispute on the issue of liability.

In 2003, following the Court’s dismissal, BHP indicated that it would seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Additionally, BHP introduced some further claims in respect of costs associated with the installation of additional equipment as a result of the pipeline failure (GBP5 million) and losses due to increase in applicable tax on litigation proceeds for unspecified amounts. BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately USD22.5 million) in interim damages.

On December 30, 2003, Dalmine and the consortium led by BHP reached a full and final settlement to put an end to the litigation. According to the terms of the settlement, a total of GBP 108.0 million was agreed as compensation to the consortium, inclusive of expenses. As a consequence of this, Tenaris recorded during 2003 an aggregate loss of USD 114.2 million, before consideration of the tax effect. The unpaid balance arising from the final settlement –and net of the advances described above- will be paid in three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, due in January 2004, December 2004 and December 2005, respectively. A Libor + 1% interest rate will apply to the outstanding amounts. On January 9, 2004 the first such installment was paid.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV (“Tenet”) –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized–has commenced arbitration proceedings against Fintecna S.p.A.-which controlled Dalmine prior to its privatization- to compel it to indemnify Dalmine for any amounts Dalmine paid or payable to BHP. Fintecna has denied that it has any contractual obligation to indemnify, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings are currently in progress and Tenet expects to conclude them in the first half of 2004. No assurances can be given that the arbitration proceedings will, in fact, conclude in the first half of 2004 or that Finctecna will be required to reimburse any amounts paid or payable to BHP.

(ii) Consorcio Siderurgia Amazonia, Ltd.(“Amazonia”)

In January 1998, Amazonia, an international consortium of companies, purchased a 70.0% equity interest in Siderúrgica del Orinoco C.A. (“Sidor”), a Venezuelan integrated steel producer, from the Venezuelan government, which retained the remaining 30%. Tamsider LLC (Tamsider) –a wholly-owned subsidiary of Tenaris’, which at the time was controlled by Tamsa- held an initial 12.5% equity interest in Amazonia and Tamsa held convertible debt for USD 18.0 million.

Sidor, located in Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America.

During 2003 Sidor, Amazonia and their creditors entered into a restructuring agreement (“2003 Restructuring”). In the context of this agreement, Tenaris purchased a 24.4% equity interest in Ylopa, a special-purpose corporation incorporated in Madeira, by means of an aggregate cash contribution of USD 32.9 million (mainly in the form of subordinated convertible debt). After the consummation of the 2003 Sidor Restructuring, Ylopa acquired new debt instruments of Amazonia, convertible at Ylopa’s option at any time after June 20, 2005, into 67.4% of the common stock of Amazonia. In addition, Sidor repurchased part of its own debt, capitalized half of the debt it owed to the Venezuelan government increasing the latter’s stake in Sidor to 40.3% -reducing Amazonia’s beneficial ownership in Sidor to 59.7%- and refinanced the remainder of its debt.

The 2003 Restructuring also entailed the termination of certain agreements entered into in connection with the privatization of Sidor and with a previous restructuring, which released Tenaris from guarantees Tamsider had granted as well as from commitments to further finance Amazonia and Sidor. The 2003 Restructuring and subsequent agreements also set forth a mechanism for Sidor to repay its debt whereby, Sidor’s excess cash, (determined in accordance with a specific formula) is to be applied 30% to repay Sidor’s financial debt, and the remaining 70%, to be split between Ylopa (or Amazonia) and the Venezuelan government according to their equity stakes in Sidor (59.7% and 40.3%, respectively); this provision to be effective only after the first USD11.0 million of Sidor’s excess cash are applied to repay its financial debt.

Tenaris continues to bear the risk of further losses in the equity value of its investment in Amazonia as well as losses in the equity value of its investment in Ylopa. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include 2-year pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, pledges to the Sidor financial lenders of any future debt of Amazonia and limitations to the constitution of liens over financial assets issued by Amazonia.

As a result of investments made by controlled companies in previous years and the 2003 Restructuring, at December 31, 2003, Tenaris held a 24.4% equity interest in Ylopa as well as a USD 31.1 million convertible loan. In addition, Tenaris held a 14.5% equity stake in Amazonia, which may further increase up to 21.2% if and when all of its subordinated convertible debt is converted into equity. On October 16, 2003, Tenaris received a USD10.6 million non-interest bearing loan from Ylopa, which will be compensated with future dividends.

(iii) Tax claims

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingent liability of ARP51.9 million (approximately USD17.7 million) at December 31, 2003 in taxes and penalties. On the basis of information from Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

Argentine subsidiaries

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two subsidiaries of Tenaris domiciled in Argentina used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of such procedure, however, has been suspended since March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the peso to the United States dollar at a fixed rate of ARP1=USD1.

Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries have also obtained an injunction that prevents the tax authorities from summarily executing their claims while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains it’s a reserve for the full potential tax liability on the alleged artificial gains plus interest according to regulation in force, but excluding any other potential punitive charges. At December 31, 2003 the referred contingent reserve totaled ARP65.9 million (approximately USD22.5 million).

(iv) Other Proceedings

Dalmine is currently subject to two civil proceedings and a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases originally involved in the consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 28 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR8.5 million (USD 10.7 million).

(v) Commitments

The following are the Company’s main off-balance sheet commitments:

(a)	Tenaris entered into an off-take contract with Complejo Siderúrgico de Guayana C.A. (“Comsigua”) to purchase on a take-or-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders’ agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris paid higher-than-market prices for its HBI and according to the original contract accumulated a credit that, at December 31, 2003, amounted to approximately USD13.4 million. This credit, however, is offset by a provision recorded for an equal amount.

In connection with Tenaris’ original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua’s cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD5.0 million outstanding as of December 31, 2003) in support of the USD156 million (USD66.0 million outstanding as of December 31, 2003) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD 1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua’s financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions have improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b)	In August 2001, Dalmine Energie S.p.A. signed a ten year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take or pay conditions until October 1st, 2011. In August 2003 Dalmine Energie S.p.A. received confirmation from Snam Rete Gas, the transportation company, of the yearly allocation of the necessary capacity on the international connection infrastructure until October 1st 2010. The outstanding value of the contract is approximately EUR555 million (USD700 million) taking into consideration prices prevailing as of the time of the confirmation. In due course, Dalmine Energie S.p.A will be requesting Snam Rete Gas, the necessary capacity for the last year of purchase contract. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority taking into consideration all allocation capacity requests.

(c)	Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine’s former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD10.5 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

(d)	On October 24, 2003, Tenaris subsidiaries Siderca and Generadora del Paraná S.A. (“Generadora”), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris commited to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on a yearly basis. These two companies have an annual estimated gas consumption of 800 million cubic meters. Tenaris’ share of the outstanding value of the contract resulting from the take-or-pay conditions totals USD 6.2 million.

(vi) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2003 the Company’s reserve equaled 10% of its share capital.

Shareholders’ equity under Luxembourg law and regulations is comprised of the following categories (amounts in thousands of USD):

Share capital	1,180,288
Legal reserve	118,029
Share premium	609,269
Other distributable reserves	96,555
Retained earnings	201,480

Total shareholders equity under Luxembourg GAAP	2,205,621

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At December 31, 2003, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totalled USD298.0 million, as detailed below:

Thousands of USD
Distributable reserve and retained earnings at December 31, 2002 under Luxembourg Law	206,744
Dividends received	207,213
Other income and expenses for the year 2003	(5,733)
Dividends paid	(115,002)
Increase in reserve due to capital increase (see Note 27 (b) )	4,813

Distributable reserve and retained earnings at December 31, 2003 under Luxembourg Law	298,035

25 Ordinary shares and share premium

	Number of Ordinary shares
	2003	2002
At January 1	1,160,700,794	30,107
Net issue of shares (see Note 27 (b))	19,586,870	1,160,670,687

At December 31	1,180,287,664	1,160,700,794

The total of issued and outstanding ordinary shares as of December 31, 2003 is 1,180,287,664 with a par value of USD1 per share with one vote each.

26 Minority interest

	Year ended December 31,
	2003	2002	2001
At beginning of year	186,783	918,981	919,710
Currency translations differences	16,738	(62,816)	(11,167)
Effect of adopting IAS 39	—	—	(408)
Share of net profit of subsidiaries	12,129	142,403	74,557
Acquisition	458	—	17,042
Exchange of shares of Siderca, Dalmine and Tamsa	(44,887)	(768,577)	—
Sales	(37,173)	(2,020)	(22,262)
Dividends paid	(14,064)	(41,188)	(58,491)

At end of year	119,984	186,783	918,981

27 2002 Exchange Offer and other events with impact on minority interest

(a) Inception of Tenaris and 2002 Exchange Offer

Upon its incorporation in December 2001, Tenaris issued 30,107 shares, all of them held by its parent company, Sidertubes. On October 18, 2002, Sidertubes contributed all of its assets to Tenaris in exchange for shares of its common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca (71.17%), Tamsa (6.94%), Dalmine (0.22%), Tenaris Global Services S.A. (“Tenaris Global Services”) (100%),Invertub S.A. (100%). Siderca held an additional 43.83% of Tamsa, an additional 47.00% of Dalmine, an additional 73.00% of Metalmecánica and an additional 48.00% of Metalcentro. Tenaris issued 710,747,090 shares in exchange for the contribution and 30,010 shares were cancelled.

On November 11, 2002, Tenaris commenced an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine (“the 2002 Exchange Offer”). The 2002 Exchange Offer was concluded successfully on December 13, 2002.

These acquisitions were accounted for under the purchase method. The acquisition cost for the 2002 Exchange Offer was determined on the basis of the opening price of Tenaris shares on its first day on the trading market, December 16, 2002, and the exchange relationship of each of Siderca, Tamsa and Dalmine –(collectively the “Exchange Companies”) proposed in the 2002 Exchange Offer. The acquisition costs of the 2002 Exchange Offer amounted to USD457.3 million for Siderca, USD278.9 million for Tamsa and USD75.1 million for Dalmine and include the cost of the issuance of Tenaris shares. As a result of using the purchase method of accounting for the 2002 Exchange Offer, goodwill of USD100.1 million was determined for the acquisition of the additional interest in Siderca and negative goodwill amounting to USD67.1 million and USD38.2 million was determined for the acquisition of the additional interests in Tamsa and Dalmine, respectively.

(b) Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On August 11, 2003, after obtaining required approvals from the Mexican securities regulator and the Securities Exchange Commission, Tenaris commenced an exchange offer to acquire all remaining shares and ADSs of Tamsa, which amounted to 5.6% of Tamsa’s common stock. In order to comply with Mexican regulations, a fiduciary account was set up in Mexico to effect the exchange of shares held in Mexico throughout a six-month period.

On September 15, 2003 Tenaris concluded its exchange offer in the United States for shares and ADSs of Tamsa. In addition, Tamsa’s ADR program was terminated. As per the commitment assumed by Tenaris at that time the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stock for USD 51,611 thousand, comprised of USD 48,135 according to Luxembourg law and USD 3,476 of adjustment to IFRS. The acquisition cost was determined on the bases of the price of Tenaris ´ shares on September 12, 2003.

For the 356,392 shares of Tamsa common stock outstanding in the Mexican market, Tenaris and Sidertubes established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris’ shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa’s common stock were able exchange their shares under the escrow arrangement until February 11, 2004.

At December 31, 2003, holders of 152,307 shares of Tamsa had exchanged their holdings for shares of Tenaris. As discussed in Note 32, at the expiration of such arrangement, Tenaris increased its capital in the amount of shares effectively exchanged to reimburse the shares lent by Sidertubes.

As of December 31, 2003, Tenaris held, directly or indirectly, 99.9% of the common stock of Tamsa. The acquisitions described above were completed for USD 53.2 million.

Subsequent acquisitions of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0003% of Dalmine’s common stock.

On June 23, 2003 Tenaris launched a cash offer for the remaining minority interest in Dalmine (9.9997% of Dalmine ´s ordinary shares) at a price of EUR 0.172 per share. On July 11, 2003, the closing date for the offer, Tenaris announced that it held directly or indirectly, 96.8% of the shares of Dalmine and subsequently announced the delisting of Dalmine from the Italian Mercato Telematico Azionario. At December 31, 2003, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 98.6% of the shares of Dalmine. The acquisitions were completed for USD 23.4 million.

Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator approved Tenaris’ proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris’ gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated. The acquisition was completed on April 24, 2003 19.1 million.

On April 11, 2003 Tenaris was served with a claim from four Siderca shareholders and a preliminary order from a commercial court sitting in Buenos Aires preventing Tenaris from acquiring the shares held by such shareholders until a final decision on their claim is made by the courts. The plaintiffs, who held 0.01% of the shares of Siderca, argued that the provisions of Decree 677/01 authorizing Tenaris to purchase unilaterally the shares of minority holders contravene their property rights protected by the Argentine Constitution. Following the court order, the consummation of the acquisition was delayed. Subsequently Tenaris agreed with the plaintiffs to replace the referred order by an attachment of shares of Siderca owned by Tenaris for an amount equivalent to those held by the plaintiffs (USD0.2 million). In light of such agreement, the Argentine securities regulator authorized the resumption of the acquisition process (which would also include the acquisition of the plaintiff’s shares). On April 24, 2003 Tenaris successfully completed the acquisition of all the remaining minority interests in Siderca at a price of six Argentine pesos (ARP6.00) per Siderca share and sixty Argentine pesos (ARP 60.00) per Siderca ADS, plus ARP 0.16 per share and ARP 1.60 per ADS in dividends approved by the Extraordinary General Meeting of Shareholders of Siderca held on April 28, 2003, totalling USD 19.1 million.

With respect to the plaintiffs’ claim, Tenaris argued its view that the provisions of Decree 677/01 do not violate any constitutionally protected rights of such persons.

On November 5, 2003, the court decided in favor of the plaintiffs on the grounds that the Executive Branch had no authority to pass the provisions of Decree 677/01 providing for squeeze-out rights. Tenaris appealed the decision. However, by then the plaintiffs had sold to a third party their rights to the Siderca shares, which third party offered to sell them to Tenaris at the original exchange offer value plus accrued interest. Tenaris finally purchased such rights for the value offered and, consequently, waived its appeal, thus putting an end to the litigation.

28	Acquisitions

As a result of the transactions explained in Note 27, Tenaris acquired 5.49% of Tamsa, 9.94% of Dalmine and 0.89% of Siderca during 2003 and 43.7% of Tamsa, 41.4% of Dalmine and 27.9% of Siderca during 2002.

On February 19, 2003 Tenaris acquired all of the shares and voting rights of Reliant Energy Cayman Holdings, Ltd., a company whose principal asset is an electric power generating facility located in Argentina, with a capacity of 160 megawatts, for a total amount of USD 23.1 million, which approximates the fair value of the net assets acquired. The acquisition was performed with the intention of ensuring self-sufficiency of electrical power requirements in Siderca’s operations, which consume approximately 160 megawatts at peak production. The acquisition of Reliant Energy Cayman Holdings, Ltd. did not give rise to significant goodwill.

Additionally, on December 16, 2003 Tenaris acquired all of the shares and voting rights of Sociedad Industrial Puntana S.A. (“Sipsa”), a company whose principal asset is a manufacturing facility located in the province of San Luis, Argentina for USD 2.9 million. Sipsa’s plant is near the manufacturing facility of another Tenaris’ company, Metalmecánica, dedicated to the production of steel sucker rods. Tenaris intends to reorganize the production of the two companies so that Metalmecánica, which currently procures the narrow steel bars it uses as input for its production process, can integrate vertically Sipsa. The acquisition of Sipsa did not give rise to significant goodwill.

The assets and liabilities arising from acquisitions are as follows:

	Year ended December	Year ended December
	31, 2003	31, 2002
Other assets and liabilities, net	2,075	11,135
Property, plant and equipment	30,764	65,719
Goodwill	9,667	(5,212)

Net assets acquired	42,506	71,642
Minority interest	81,711	768,577
Total non-current liabilities	(2,561)	(29,014)

Total liabilities assumed	(2,561)	(29,014)

Purchase consideration	121,656	811,205

Details of net assets acquired and goodwill are as follows:

	Year ended December	Year ended December
	31, 2003	31, 2002
Purchase consideration	121,656	811,205
Fair value of minority interest acquired	111,989	816,417

Goodwill (Negative Goodwill)	9,667	(5,212)

During 2002 the Company acquired 0.26% of shares of Tamsa from minority shareholders for USD1.7 million.

29	Related party transactions

The Company is controlled by Sidertubes -incorporated in Luxembourg-, which at December 31, 2003 owned 60.3% of Tenaris’ shares and voting rights. At that date the remaining 39.7% was publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

	Year ended December 31,
	2003	2002	2001
(i) Transactions
(a) Sales of goods and services
Sales of goods	57,865	258,083	74,145
Sales of services	11,811	6,934	3,444

	69,676	265,017	77,589

(b) Purchases of goods and services
Purchases of goods	70,984	160,792	46,202
Purchases of services	64,793	103,858	95,216

	135,777	264,650	141,418

(c) Acquisitions of subsidiaries	(304)	—	—

	At December 31,
	2003	2002	2001
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	42,116	59,490	34,439
Payables to related parties	(37,219)	(92,133)	(43,957)

	4,897	(32,643)	(9,518)

(b) Cash and cash equivalents
Time deposits	420	24,658	67,975

(c) Other balances
Trust fund	118,087	115,787	103,438
Loan to Ylopa	33,508	—	—

	151,595	115,787	103,438

(d) Financial debt
Borrowings and overdrafts	(5,716)	(49,452)	55,331
Borrowings from trust fund	(1,789)	—	—

	(7,505)	(49,452)	55,331

(e) Deposit guarantees and other guarantees
Guarantees received	—	6,000	—

(iii) Officer and director compensation

The aggregate compensation of the directors and executive officers earned during 2003 amounts to USD 4.9 million.

30	Cash flow disclosures

		Year ended December 31,
		2003	2002	2001
(i )	Changes in working capital
	Inventories	(151,766)	55,461	(54,064)
	Receivables and prepayments	10,900	(31,485)	6,272
	Trade receivables	4,142	(124,699)	(34,673)
	Other liabilities	39,585	(27,168)	15,137
	Customer advances	17,636	(32,355)	53,587
	Trade payables	(27,653)	59,404	64,292

		(107,156)	(100,842)	50,551

(ii)	Tax accruals less payments
	Tax accrued	63,918	244,554	218,838
	Taxes paid	(202,488)	(70,076)	(69,648)

		(138,570)	174,478	149,190

(iii)	Interest accruals less payments
	Interest accrued	17,751	34,480	43,676
	Interest paid	(20,783)	(29,700)	(34,260)

		(3,032)	4,780	9,416

31	Principal subsidiaries

The following is a list of Tenaris’ subsidiaries and its direct or indirect percentage of ownership of each company at December 31, 2003, 2002 and 2001 is disclosed. For the year 2001, the percentages of ownership considered in the preparation of these consolidated financial statement correspond to those of the ultimate parent company at year-end:

			Percentage of ownership at
			December 31,
	Country of
Company	Organization	Main activity	2003	2002	2001
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	98%	64%
Confab Industrial S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	28%
Corporación Tamsa S.A (c).	Mexico	Sale of seamless steel pipe	—	94%	37%
Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	88%	34%
Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	88%	34%
DST Japan K.K.	Japan	Marketing of steel products	100%	100%	100%
Empresas Riga S.A.	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	94%	37%
Exiros S.A. (previously Surpoint S.A.) (d)	Uruguay	Procurement services for industrial companies	100%	—	—
Information Systems and Technologies N.V. and subsidiaries	Netherlands	Software development and maintenance	75%	70%	36%
Inmobiliaria Tamsa S.A.	Mexico	Leasing of real estate	100%	94%	37%
Insirger S.A. and subsidiaries (previously Reliant Energy Cayman Holdings, Ltd.) (a)	Argentina	Electric power generation	100%	—	—
Invertub S.A.	Argentina	Holding of investments	100%	100%	—
Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	100%	70%	36%

			Percentage of ownership at
			December 31,
	Country of
Company	Organization	Main activity	2003	2002	2001
Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100%	100%	86%
Metalmecánica S.A.	Argentina	Manufacturing steel products fors oil extraction	100%	99%	79%
NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	36%
Scrapservice S.A.	Argentina	Processing of scrap	75%	74%	53%
Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	81%	58%
Siderca International A.p.S.	Denmark	Holding company	100%	99%	71%
Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	99%	71%
Siderestiba S.A.	Argentina	Logistics	99%	99%	99%
Sidtam Limited	B.V.I.	Holding company	100%	97%	55%
SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	88%	34%
Sociedad Industrial Puntana S.A. (a)	Argentina	Manufacturing of steel products	100%	—	—
Socominter de Bolivia S.R.L.	Bolivia	Marketing of steel products	100%	100%	100%
Socominter Far East Ltd.	Singapore	Marketing of steel products	—	100%	100%
Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%
Socominter Soc. Com. Internacional Ltda.	Chile	Marketing of steel products	100	100%	100%
Tenaris Global Services (Panama) S.A. (previously Socominter Trading Inc.)	Panama	Marketing of steel products	100%	100%	100%
Socover S.A. (c)	México	Sale of seamless steel pipe	—	94%	37%
Tad Chacin C.A (b)	Venezuela	Marketing of steel products	—	—	100%
Tamsider S.A. and subsidiaries	Mexico	Promotion and organization of steel-related companies	100%	94%	37%
Tamtrade S.A.de C.V.	Mexico	Sale of seamless steel pipe	100%	94%	37%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	99%	71%
Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%
Tenaris Autopartes S.A. de C.V. (d)	México	Manufacturing of supplies for the automotive industry	100%	—	—
Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	99%	94%	47%

			Percentage of ownership at
			December 31,
	Country of
Company	Organization	Main activity	2003	2002	2001
Tenaris Financial Services S.A. (previously Grostar)	Uruguay	Financial Services	100%	0%	0%
Tenaris Global Services S.A. (and predecessors)	Uruguay	Holding of investments	100%	100%	100%
Tenaris Global Services (Canada) Inc. (previously Techintrade Canada Inc.)	Canada	Marketing of steel products	100%	100%	100%
Tenaris Global Services (U.S.A.) Corporation (previously Siderca Corporation)	U.S.A.	Marketing of steel products	100%	100%	100%
Tenaris Global Services (UK) Ltd (previously DST Europe Ltd.)	United Kingdom	Marketing of steel products	100%	100%	100%
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%
Tenaris Global Services Far East Pte. Ltd. (previously Siderca Pte. Ltd.)	Singapore	Marketing of steel products	100%	100%	100%
Tenaris Global Services Koreas (d)	Korea	Marketing of steel products	100%	—	—
Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	—
Tenaris Global Services Ltd.	B.V.I.	Holding company	100%	100%	100%
Tenaris West Africa	United Kingdom	Finishing of steel pipes	100%	98%	—
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	99%	71%
Tubos de Acero de México S.A. de C.V.	Mexico	Manufacturing of seamless steel pipes	100%	94%	37%
Tubos de Acero de Venezuela S.A. (Tavsa)	Venezuela	Manufacturing of seamless steel pipes	70%	66%	26%
Tubular DST Nigeria Ltd.	Nigeria	Marketing of steel products	100%	100%	100%
Tenaris Global Services Ecuador S.A. (d)	Ecuador	Marketing of steel products	100%	—	—

(a)	Acquired during 2003 (See Note 28)

(b)	Liquidated or ceased operations during 2002

(c)	Liquidated during 2003

(d)	Incorporated during 2003

Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

32	Post balance sheet events

On February 2, 2004, Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD 9.6 million, plus transaction costs.

On February 11, 2004, the fiduciary account arrangement for the subsequent acquisition of minority interests of Tamsa held by Mexican investors described in Note 27 (b) terminated. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris, which had been deposited in a trust account jointly created by Tenaris and Sidertubes. As a result, at the end of the offer, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million, representative of Tenaris’ common stock that Sidertubes had committed to the fund. On February 13, 2004, Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan.

33	Reconciliation of net income and shareholders’ equity to US GAAP

(a)	The following is a summary of the significant adjustments to net income for the years ended December 31, 2003, 2002 and 2001 and to shareholders’ equity at December 31, 2003 and 2002, which would be required had the consolidated financial statements been prepared in accordance with US GAAP instead of IFRS.

	Year ended December 31,
	2003	2002	2001
Net income in accordance with IFRS	210,308	94,304	81,346
US GAAP adjustments – income (expense)
Purchase accounting difference affecting the acquisition of Tavsa – amortization (Note U(1))	—	4,102	1,465
Purchase accounting difference affecting the acquisition of Amazonia – amortization (Note U(1))	—	—	10,378
Deferred income tax (Note U(2))	(14,599)	26,368	109,882
Equity in investments in associated companies (Note U(3))	—	(561)	(196)
Unrecognized prior service costs (Note U(4))	(392)	(3,149)	(263)
Financial assets’ changes in fair value (Note U(7))	(1,611)	(1,527)	—
Goodwill under SFAS 142 (Note U(8))- Amortization	8,764	2,175	—
Cost of exchange offer- Amortization	1,006	—	—
Minority interest in above reconciling items	432	(11,663)	(38,691)

Income (loss) before cumulative effect of accounting changes	203,908	110,049	163,921
Cumulative effect of accounting changes (Note U(7) and Note (S))	—	(17,417)	(1,007)

Net income in accordance with US GAAP	203,908	92,632	162,914

Weighted average number of shares outstanding (See Note 8) (thousands)	1,167,230	732,936	710,747
Consolidated combined earnings per share before cumulative effect of accounting changes	0.18	0.15	0.23
Cumulative effect of accounting changes per share	—	(0.02)	(0.00)
Consolidated combined earnings per share in accordance with US GAAP	0.18	0.13	0.23

	Year ended December 31,
	2003	2002
Shareholders’ equity in accordance with IFRS	1,841,280	1,694,054
US GAAP adjustments – increase (decrease):
Deferred income tax (Note U(2))	66,791	82,371
Unrecognized prior service costs (Note U(4))	2,909	3,344
Goodwill under SFAS 142 –original value (Note U(8))	(21,628)	(21,628)
Goodwill under SFAS 142 – accumulated amortization	14,522	5,561
Cost of the exchange offer –original value (Note U (9))	(15,900)	(14,787)
Cost of the exchange offer – accumulated amortization	1,006	—
Minority interest in above reconciling items	(1,773)	(3,032)

Shareholders’ equity in accordance with US GAAP	1,887,207	1,745,883

(b)	Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2003	2002
Shareholders’ equity at the beginning of the year in accordance with US GAAP	1,745,883	941,926
Net income for the year in accordance with US GAAP	203,908	92,632
Foreign currency translation adjustment	309	(34,267)
Change in ownership of Exchange Companies	—	1,724
Effect of the exchange transactions (Note 27)	50,498	781,631
Financial assets’ changes in fair value	1,611	1,527
Dividends paid	(115,002)	(39,290)

Shareholders’ equity at the end of the year in accordance with US GAAP	1,887,207	1,745,883

(c)     The following tables present Tenaris’ condensed consolidated income statement and cash flow for the year ended December 2001 without consolidating Dalmine (see Note U (6)) reflecting US GAAP adjustments:

Condensed consolidated income statement

Year ended
December 31,
2001
Net sales	2,313,162
Cost of sales	(1,551,124)

Gross profit	762,038
Selling, general and administrative expenses	(350,369)
Other operating income (expenses), net	10,345

Operating income	422,014
Financial income (expenses) – net	207
Equity en (losses) earnings of associated companies	(38,272)

Profit (loss) before tax	383,949
Income tax	(104,740)
Minority interest	(115,288)

Net income (loss) before effect of accounting changes	163,921
Effect of accounting changes	(1,007)

Net income (loss)	162,914

Weighted average number of shares outstanding (See Note 8) (thousands)	710,747
Combined earnings per share before cumulative effect of accounting changes	0.23
Cumulative effect of accounting changes per share	(0.00)
Combined earnings per share in accordance with US GAAP	0.23

Condensed consolidated cash flow statement

Year ended
December 31,
2001
Net cash provided by operating activities	502,809
Net cash used in investing activities	(252,626)
Net cash provided by (used in) financing activities	(106,328)

Net increase in cash and cash equivalents	143,855

Non-cash financing activity:

Dividends of shares of Siderar	43,195

34	Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a)	Income Taxes

The tax loss carryforwards at December 31, 2003, expire as follows:

Expiration date	Amount
December 31, 2008	230,370
Not subject to expiration	6,951

Total	237,321

See Note 19

(b)	Statement of consolidated comprehensive income under US GAAP

Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Year ended December 31,
	2003	2002	2001
Net income	203,908	92,632	162,914
Other comprehensive income (loss)
Foreign currency translation adjustment	309	(34,267)	(10,043)
Financial assets’ changes in fair value (1)	1,611	1,527	—

Total other comprehensive income (loss)	1,920	(32,740)	(10,043)

Comprehensive income	205,828	59,892	152,871

(1)	Net of income tax amounting to USD 868 and USD 822 for the years ended December 31, 2003 and 2002, respectively

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment
	at December 31,
	2003	2002	2001
Balance at the beginning of the period	88,267	122,534	132,577
Adjustment of the period	309	(34,267)	(10,043)

Balance at the end of the period	88,576	88,267	122,534

	Financial assets’ changes in fair value
	at December 31,
	2003	2002	2001
Balance at the beginning of the period	1,527	—	—
Adjustment of the period	1,611	1,527	—

Balance at the end of the period	3,138	1,527	—

(c)	Summarized financial information of significant associated companies in accordance with IFRS

Dalmine

Year ended
December 31, 2001
Net sales	864,558
Gross profit	169,357
Net ordinary income for the year	1,033
Net (loss) income	(2,584)

As of December 31, 2003 and 2002, Tenaris held 98.6% and 88.0% of Dalmine’s shares, respectively, and as such, Dalmine was consolidated with Tenaris. The average exchange rate for the Euro for the year ended December 31, 2001 was 0.8909.

(d)	Adoption of SFAS 142

In June 2001, the FASB issued SFAS No. 142. This statement changes the accounting for goodwill and intangible assets.

Under SFAS No 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS No 142 changes the test for goodwill impairment.

The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001.

Goodwill at December 31, 2001 related to the seamless tubes segment in Mexico was approximately USD24,472 million. The Company has evaluated whether goodwill was impaired at January 1, 2002. As a consequence of that assessment, a non-cash after-tax charge of USD 17.4 million was recorded for the amount of the impairment. This initial impairment charge is shown in the quantitative reconciliation to US GAAP recorded as a cumulative effect of a change in accounting principle in the Company’s results for the year ended December 31, 2002. Effective January 1, 2002, in accordance with this pronouncement, the Company ceased the amortization of goodwill under US GAAP.

The effect of the adoption of SFAS No. 142 as of January 1, 2002 is summarized in the following table:

	January 1, 2002
	Gross carrying	Accumulated	Minority	Net carrying
	amount	amortization	interest	amount
Goodwill	30,389	(5,917)	(7,055)	17,417

As required by SFAS No. 142 the results for the prior years have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted at the beginning of the year ended December 31, 2001 is presented below:

Year ended
December 31, 2001
(unaudited)
Net income before adoption of SFAS 142	162,914
Add back: Goodwill amortization	2,789

Adjusted net income	165,703

Combined earnings per share	0.23

(e)	Amortization of intangible assets –licenses and patents

Estimated amortization expense
For the year ending December 31, 2004	653
For the year ending December 31, 2005	653
For the year ending December 31, 2006	415
For the year ending December 31, 2007	85
For the year ending December 31, 2008	83

(f)	Pro-forma financial information (unaudited)

The following unaudited pro forma consolidated financial information presents the adjustments for the exchange transaction accounted for by the purchase method in the year ended December 31, 2002, so as to give pro forma recognition to Siderca, Tamsa and Dalmine results of operations as if they had been acquired on January 1, 2001. The pro forma adjustments give effect to the exchange transaction as if it had taken place on January 1, 2001.

	Year ended December 31, 2002
	US GAAP actual	Pro forma adjustments	Pro forma
Net sales	3,219,384	—	3,219,384
Income before cumulative effect of accounting changes	110,049	113,470	223,519
Net income	92,632	89,216	181,848
Consolidated combined earnings per share before cumulative effect of accounting changes	0.15	—	0.19
Consolidated combined earnings per share in accordance with US GAAP	0.13	—	0.16
Weighted average number of shares outstanding	732,936	—	1,160,701

	Year ended December 31, 2001
	US GAAP actual	Pro forma adjustments	Pro forma
Net sales	2,313,162	861,137	3,174,299
Income before cumulative effect of accounting changes	163,921	94,333	258,254
Net income	162,914	92,931	255,845
Consolidated combined earnings per share before cumulative effect of accounting changes	0.23	—	0.22
Consolidated combined earnings per share in accordance with US GAAP	0.23	—	0.22
Weighted average number of shares outstanding	710,747	—	1,160,701

Pro forma earnings per share was computed considering that the shares issued in connection with the exchange transaction described in Note 27 (a) were issued and outstanding as of January 1, 2001. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and is not necessarily indicative of the Company’s financial position and results of operations that would have occurred if the acquisition in 2002 of Siderca, Tamsa and Dalmine minority interest had occurred on January 1, 2001, nor it is necessarily indicative of the Company’s future results of operations.

(g)	Impact of new U.S. GAAP accounting standards not yet adopted

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities –an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 will not have a material impact on the Company’s results of operations and financial position.

On December 23, 2003 the FASB issued Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106”. This Statement revises employers’ disclosures about pension plans and other post retirement benefit plans. The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other post retirement benefits plans. The required information should be provided separately for pension plans and for other post retirement benefit plans. Disclosure of information about foreign plans is effective for fiscal years ending after June 15, 2004.

Carlos Condorelli
Chief Financial Officer

Report and accounts of Tenaris S.A.
(Luxembourg GAAP)

Tenaris S.A. Annual report.
(December 2003)

The board of directors of Tenaris S.A. submits the annual accounts in accordance with the Luxembourg legal and regulatory requirement for the year 2003.

Results for the period

Tenaris S.A.’s net income for the year ended December 31, 2003 totaled USD 201.5 million, compared to USD 8.9 million for the period December 17, 2001 –the date of incorporation- to December 31, 2002.

During this fiscal year, Tenaris S.A. obtained dividends totaling USD 207.2 million, from its investments in Tubos de Acero de México S.A. (“Tamsa”) –USD 53.8 million-, Siderca S.A.I.C. (“Siderca”) –USD 122.9 million- and Invertub S.A. (“Invertub”) –USD 30.5 million-.

The consolidated net sales of Tenaris S.A. and its subsidiaries during 2003 remained substantially at the same level as in 2002 with increases in seamless and energy sales offset by a decrease in welded sales. However, operating income was lower due to the 40% decrease in welded sales and the recording in other operating expenses of a substantial loss in relation to a lawsuit brought against a subsidiary in Italy by a consortium led by BHP Billiton Petroleum Ltd.

Investment activity and capital increase

Subsequent acquisitions of Dalmine, Siderca and Tamsa

As of December 31st, 2003, Tenaris S.A. had investments in affiliated companies totaling USD 2.163.4 million, compared to USD 2,071.4 million at December 31st, 2002. The year-on-year increase in investments stems from subsequent acquisitions of equity interests in Dalmine S.p.a. (“Dalmine”), Siderca and Tamsa, following the successful Exchange Offer completed during 2002.

Tenaris S.A.’s investments in subsidiaries and associated companies at December 31, 2003 were as follows:

		% of	Book value at		Book value at
		beneficial	31.12.2002	Additions	31.12.2003
Company	Country	ownership	USD	USD	USD
Invertub S.A.	Argentina	99.9%	320,559,994	—	320,559,994
Siderca S.A.I.C.	Argentina	100.0%	1,306,123,727	19,092,005	1,325,215,732
Dalmine S.p.A.	Italy	98.6%	66,068,542	22,591,530	88,660,072
Tubos de Acero de México, S.A.	Mexico	99.9%	315,574,038	48,561,998	364,136,036
Tenaris Global Services S.A. (1)	Uruguay	100.0%	63,047,650	—	63,047,650
Ylopa - Servicos de Consultadoria Lda.	Madeira	24.4%	—	1,812,787	1,812,787
Shares in affiliated companies			2,071,373,951	92,058,320	2,163,432,271

(1)	Formerly Abeluz S.A.

On June 2003, Tenaris launched a residual cash public offer for the remaining shares of Dalmine in accordance with the regulations of the Italian securities’ regulator –Consob-. Following this initiative and to subsequent purchases of shares in the secondary market, at December 31, 2003, Tenaris was the beneficial owner of 98.6% of the shares of Dalmine.

During April and May 2003, Tenaris acquired the remaining minority interest in Siderca at ARS 6.00 per Siderca share or ARS 60.00 per Siderca ADS, following a “squeeze out” procedure previously approved by the Argentine regulator –CNV-. As a consequence of this initiative, at December 31, 2003, Tenaris S.A. became the beneficial owner of 100.0% of the shares of Siderca.

In August 2003, Tenaris S.A. launched an exchange offer to acquire all remaining shares and ADSs of Tamsa. In exchange for the Tamsa shares received Tenaris S.A. issued 19,586,870 new shares of its common stock of par value USD 1.00 for a total consideration of USD 48,135,113. In accordance with Luxembourg legislation, this issuance resulted in an increase of USD 1,958,687, USD 4,813,511 and USD 21,776,045 to the Company’s legal reserve, distributable reserve and non-distributable share premium reserve, respectively.

For the common stock of Tamsa outstanding in the Mexican market, Tenaris S.A. and Sidertubes (Tenaris S.A.’s controlling shareholder) constituted a trust fund, in which Sidertubes deposited the necessary number of Tenaris S.A.’s shares to provide for the exchange of the remaining interests in Tamsa until February 11, 2004. At the expiration of such arrangement, Tenaris will further increase its capital in the amount of shares effectively exchanged to reimburse the shares lent by Sidertubes. As a result of these initiatives, at December 31, 2003, Tenaris S.A. became the beneficial owner of 99.9% of Tamsa.

Following the subsequent acquisition of shares in Dalmine, Siderca and Tamsa during 2003, Tenaris S.A. caused the securities of these three companies to be effectively delisted and their American Depositary programs terminated. Net expenses related to these acquisitions, which totaled USD 1.0 million during 2003 were capitalized.

Investment in and Loan from Ylopa

Ylopa Serviços de Consultadoria Ltda. (“Ylopa”) is a company incorporated in Madeira, formed by certain shareholders of Consorcio Siderurgia Amazonia, Ltd. (“Amazonia”), a company incorporated in Cayman Islands and beneficial owner of 59.7% of Siderúrgica del Orinoco C.A. (“Sidor”). Sidor is the largest steel producer in Venezuela. Ylopa was created to provide assistance to Sidor and Amazonia on their joint financial restructuring, completed during 2003. As a result of this restructuring, certain affiliates of Tenaris S.A. obtained a 24.4% equity stake in Ylopa and granted the latter a convertible loan for USD 31.1 million. In October 2003, Tenaris S.A. acquired from its affiliates the 24.4% equity stake in Ylopa and the USD31.1 million. The acquisition was financed by debt payable to Tamsider, a wholly-owned subsidiary of Tamsa’s, for a total of USD 32.9 million.

In October 2003, Ylopa advanced USD 10.6 million in funds to Tenaris S.A. as a non-interest bearing loan.

Dividends

The Annual General Meeting of Shareholders held in May, 2003, approved the payment of a USD 115.0 million dividend to Tenaris S.A.’s shareholders.

The Company’s shareholders’ equity, reflecting the capital increase, results for the year and dividend payment mentioned above was as follows:

	Share	Legal	Share	Other	Profit	Shareholder’s
	Capital	Reserve	Premium	Distributable	for the period	Equity
Item	USD	USD	USD	Reserve USD	USD	USD
Balance at the begining	1,160,700,794	116,070,080	587,492,789	206,744,261	—	2,071,007,924

Capital Increase (1)	19,586,870	1,958,687	21,776,045	4,813,511	—	48,135,113
Dividends paid (2)	—	—	—	(115,002,235)	—	(115,002,235)
Profit for the year	—	—	—	—	201,480,203	201,480,203

Balance at the end of the year	1,180,287,664	118,028,767	609,268,834	96,555,537	201,480,203	2,205,621,005

(1)	as approved by the Board of Directors on 15 September, 2003 in relation to the capital increase described in Note 7

(2)	as approved by the General Shareholders’ Meeting of May 28, 2003

Carlos Condorelli
Chief Financial Officer

PricewaterhouseCoopers Société à responsabilité limitée Réviseur d’entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

Report of independent auditors

To the Shareholders of Tenaris S.A.

     1. We have audited the annual accounts of Tenaris S.A. for the year ended December 31, 2003, on pages 7 to 15 and have read the related annual report on pages 3 to 6. These annual accounts and the annual report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.

     2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

     3. In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Tenaris S.A. as of December 31, 2003, and the results of its operations for the year then ended.

     4. The annual report is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, March 2, 2004
Réviseur d’entreprises
Represented by

Mervyn R. Martins

Balance sheet at December 31, 2003 and 2002
(Expressed in USD)

Year ended December 31	Note	2003	2002

ASSETS
Non current assets
Fixed assets
Formation expenses	4	7,160	9,548
Reorganization cost	5	12,939,426	14,777,137

		12,946,586	14,786,685
Financial assets
Shares in affiliated companies	7	2,163,432,271	2,071,373,951
Receivables	8	33,507,552	—

		2,196,939,823	2,071,373,951
Current assets
Receivables	3	3,864,674	—
Short term investments	3	38,900,001	602,000
Cash at banks		497,564	106,579

		43,262,239	708,579
Total assets		2,253,148,648	2,086,869,215
LIABILITIES
Shareholders’ equity	9
Share capital		1,180,287,664	1,160,700,794
Legal reserve	10	118,028,767	116,070,080
Share premium		609,268,834	587,492,789
Other distributable reserve	11	211,557,772	207,140,395
Dividend paid		(115,002,235)	(9,270,000)

		2,004,140,802	2,062,134,058
Provisions
Tax provision	12	158,827	501,833
Other provisions		590,917	2,905,000

		749,744	3,406,833
Debts
Intercompany	13	45,236,056	8,984,012
Accounts payable		1,541,843	3,470,446

		46,777,899	12,454,458
Profit for the period		201,480,203	8,873,866
Total liabilities		2,253,148,648	2,086,869,215

The accompanying notes form an integral part of these annual accounts.

Profit and loss account for the fiscal years ended December 31, 2003 and 2002
(Expressed in USD)

Year ended December 31	Note	2003	2002

CHARGES
Amortization of formation expenses	4	2,388	2,387
Amortization of Reorganization cost	5	2,890,249	—
Administrative and general expenses	6	3,174,066	73,154
Interest paid		487,136	17,916
Realized loss on exchange		1,292,701	5,794
Taxes	12	671,931	504,414
Profit for the period		201,480,203	8,873,866

TOTAL CHARGES		209,998,674	9,477,531
INCOME
Dividend income	14	207,212,834	9,470,714
Interest income		2,478,325	652
Realized gain on exchange		297,709	6,165
Other Income		9,806	—

Total income		209,998,674	9,477,531

The accompanying notes form an integral part of these annual accounts.

Notes to the audited annual accounts

At December 31, 2003 and 2002

Note 1 - Background and description of the business

Tenaris S.A. was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company - taking advantage of the law of July 31, 1929, on holding companies - under the laws of Luxembourg. Then, on June 26, 2002, it changed its name into Tenaris S.A.

Tenaris’s objective is to hold investments in companies involved in manufacturing and marketing seamless steel tubes. The Tenaris Companies, as a group, are a leading manufacturer and supplier of seamless steel pipe products and services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide.

Note 2 - Summary of significant accounting policies

2.1	Accounts

The accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards.

2.2	Foreign currency translation

Financial assets, current assets and creditors denominated in currencies other than the United States dollar (“dollar”) are translated into dollars at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the profit and loss account for the year. Income and expenses in currencies other than the dollar are translated into dollars at the exchange rate prevailing at the date of each transaction.

2.3	Formation expenses

Formation expenses are amortized over a period of 5 years.

2.4	Reorganization cost

Reorganization cost comprises mainly fees for professional services that were incurred in the reorganization process. These costs are amortized over a period of 5 years.

2.5	Financial assets

Financial assets are stated at cost. Should there be other than a temporary decline in the value of an investment, the carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed should there be a rise in the value of the investment or should the reasons for the reduction no longer exist.

Note 3 - Current assets

3.1	Short term investments

Short-term investments represent certificates of deposit with related companies.

3.2	Receivables

Receivables represent amounts due from related companies corresponding to reimbursements of expenses made on their behalf.

Note 4 - Formation expenses

	2003	2002
Cost	12,467	12,467
Adjustment	(532)	(532)

	11,935	11,935
Amortization
At the beginning	2,387	—
Charge for the year	2,388	2,387

At the end of the year	4,775	2,387

Net book value at the end of the year	7,160	9,548

Note 5 - Reorganization cost

	2003	2002
Value at the beginning of the year	14,777,137	—
Net additions	1,052,538	14,777,137

	15,829,675	14,777,137
Amortization
At the beginning	—	—
Charge for the year	2,890,249	—

At the end of the year	2,890,249	—

Net book value at the end of the year	12,939,426	14,777,137

Note 6 – Administrative and general expenses

	2003	2002
Services and Fees	1,690,380	60,000
Labour cost	38,990	—
Board of Director’s accrued fees	1,400,000	—
Others	44,696	13,154

	3,174,066	73,154

Note 7 - Shares in affiliated companies

Investments in subsidiary and associated companies as at December 31, 2003 (expressed in USD) comprise:

		% of	Book value at		Book value at
		beneficial	31.12.2002	Additions	31.12.2003
Company	Country	ownership	USD	USD	USD
Invertub S.A.	Argentina	99.9%	320,559,994	—	320,559,994
Siderca S.A.I.C.	Argentina	100.0%	1,306,123,727	19,092,005	1,325,215,732
Dalmine S.p.A.	Italy	98.6%	66,068,542	22,591,530	88,660,072
Tubos de Acero de México, S.A.	Mexico	99.9%	315,574,038	48,561,998	364,136,036
Tenaris Global Services S.A. (1)	Uruguay	100.0%	63,047,650	—	63,047,650
Ylopa - Servicos de Consultadoria Lda.	Madeira	24.4%	—	1,812,787	1,812,787
Shares in affiliated companies			2,071,373,951	92,058,320	2,163,432,271

(1)	Formerly Abeluz S.A.

On June 2003, Tenaris S.A. launched a residual cash public offer for the remaining shares of Dalmine according to Italian regulations at 0.172 EUR per share. Pursuant to this initiative and to subsequent purchases of shares in the secondary market, at December 31, 2003, Tenaris S.A. became the beneficial owner of 98.6% of the shares of Dalmine. During April 2003, Tenaris S.A. acquired the remaining minority interest in Siderca at Argentine pesos (“ARS”) 6.00 per Siderca share or ARS 60.00 per Siderca ADS, pursuant to a “squeeze out” contemplated by Argentine legislation. As a consequence of this initiative, at December 31, 2003, Tenaris S.A. became the beneficial owner of 100.0% of the shares of Siderca.

In August 2003, Tenaris S.A. announced the launch of an exchange offer to acquire all remaining shares and ADSs of Tamsa. In exchange for the Tamsa shares received Tenaris S.A. issued 19,586,870 new shares of its common stock of par value USD 1.00 for a total consideration of USD 48,135,113. For the common stock of Tamsa outstanding in the Mexican market, Tenaris S.A. and Sidertubes (Tenaris S.A.’s controlling shareholder) constituted a trust fund, in which Sidertubes deposited the necessary number of Tenaris S.A.’s shares to provide for the exchange of the remaining interests in Tamsa until February 11, 2004. As a result of the capital increase and the shares effectively purchased through the trust fund –for a total of USD 536,910-, at December 31, 2003, Tenaris S.A. became the beneficial owner of 99.9% of Tamsa.

On February 11, 2004 the exchange offer for the subsequent acquisition of minority interests of Tamsa held by Mexican investors terminated. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris, which had been deposited in a trust account jointly created by Tenaris and Sidertubes. As a result of this, at the end of the offer, Tenaris was indebted to Sidertubes for the 249,166 shares with a market value of USD0.8 million, representative of Tenaris’s common stock that Sidertubes had commited to the fund. On February 13, Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan.

In October 2003, Tenaris S.A. acquired a 24,40% stake in Ylopa Serviços de Consultadoria Ltda. (“Ylopa”), a company incorporated in Madeira, for a total amount of USD 1,812,787.

Note 8 - Financial Assets - Receivables

In addition to purchasing an equity stake in Ylopa, Tenaris S.A. obtained a 24.40% share of a convertible loan payable by Ylopa, for a nominal value of USD 31,127,637. The convertible loan accrues at an annual interest rate of 15.88%. At December 31, 2003, the outstanding value of this receivable was USD 33,507,552.

Note 9 - Shareholders’ Equity

	Share	Legal	Share	Other	Profit	Shareholder’s
	Capital	Reserve	Premium	Distributable	for the period	Equity
Item	USD	USD	USD	Reserve USD	USD	USD
Balance at the beginning	1,160,700,794	116,070,080	587,492,789	206,744,261	—	2,071,007,924

Capital Increase (1)	19,586,870	1,958,687	21,776,045	4,813,511	—	48,135,113
Dividends paid (2)	—	—	—	(115,002,235)	—	(115,002,235)
Profit for the year	—	—	—	—	201,480,203	201,480,203

Balance at the end of the year	1,180,287,664	118,028,767	609,268,834	96,555,537	201,480,203	2,205,621,005

(1)	as approved by the Board of Directors on 15 September, 2003 in relation to the capital increase described in Note 7

(2)	as approved by the General Shareholders’ Meeting of May 28, 2003

The authorized capital of the Company amounts to USD 2,500,000,000. The total authorized share capital of the company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued at December 31, 2003 and fully paid-up corresponds to 1,180,287,664 shares with a par value of USD 1.00 per share.

As described in Note 7, the Board of Directors of Tenaris S.A. approved a capital increase in the context of the residual exchange offer for shares of Tamsa, which the Company had commited to as part of the exchange offer made on December 2002. The USD 48,135,113 of capital increase originated in this transaction was allocated USD19,586,870 to share capital, USD 1,958,687 to the Company’s legal reserve, USD 4,813,511 to distributable reserve and USD 21,776,045 to non-distributable reserve, in accordance with Luxembourg legislation.

The Board of Directors is authorized for a period of 5 years starting June 26, 2002 to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 10 - Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company’s reserve has already reached this 10%. The legal reserve is not available for distribution to the shareholders.

Note 11 - Other Distributable reserves and results

Dividends may be paid by Tenaris S.A. upon approval of the General Shareholders’ Meeting, to the extent distributable retained earnings and distributable reserve exist. At December 31, 2003, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totaled USD298.0 million.

Note 12 - Taxes

The Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929.

In addition, during 2003, Tenaris S.A. paid USD 481,351 in taxes related to the capital increase discussed in Note 9.

Note 13 - Intercompany creditors

	2003	2002
Accounts payable(1)	962,238	1,977,523
Loans(2)	33,684,218	7,006,489
Loan from Ylopa(1)	10,589,600	—
	45,236,056	8,984,012

1)	Interest free and have no fixed terms of repayment.

2)	Includes a Loan from Tamsider L.L.C with a principal amount of USD 32.940.424 , which accrues interest rate at LIBOR plus 1,5% due in 2004; and the marked-to-market value of the Loan in-kind (Shares of Tenaris S.A.) made by Sidertubes, which at December 31, 2003 totaled USD 536,910, which was paid off on February 13, 2004 as described in note 7.

Note 14 - Dividend income

During the fiscal year the Company has received the following dividends from its affiliates companies:

	2003	2002
Siderca S.A.I.C.	122,934,100	—
Invertub S.A.	30,452,086	9,470,714
Tubos de Acero de México S.A. de C.V.	53,826,648	—
	207,212,834	9,470,714

Note 15 - Details of guarantees

At December 31, 2003 the Company had partially underwritten a two-year guarantee of up to USD 13.5 million in favor of BHP Billiton Petroleum Ltd. (“BHP”) to assure the compliance by Dalmine S.p.A. - a subsidiary of Tenaris’s – of the obligations it assumed under the Settlement Agreement with BHP, dated December 30th, 2003 and ending in December 2005.

Note 16 - Parent Company

The parent company of Tenaris S.A. is Sidertubes S.A., a company incorporated and existing under the laws of the Grand – Duchy of Luxembourg.

Carlos Condorelli
Chief Financial Officer

CORPORATE INFORMATION

REGISTERED OFFICE
13 rue Beaumont
L-1219 Luxembourg
(352) 26 4789 78 tel
(352) 26 4789 79 fax

PRINCIPAL EXECUTIVE OFFICES
Av. L. N. Alem 1067	Edifício Parque Reforma	Via Monte Rosa, 93
27th Floor	Campos Elíseos 400 17th Floor	20149 Milan, Italy
(C1001AAF) Buenos	11560 México, D.F.	(39) 02 4384 7654 tel
Aires, Argentina	(52) 55 5282 9900 tel	(39) 02 4384 7670 fax
(54) 11 4018 4100 tel	(52) 55 5282 9961 fax
(54) 11 4018 1000 fax

INVESTOR INFORMATION
INVESTOR RELATIONS DIRECTOR	GENERAL INQUIRIES
Nigel Worsnop	investors@tenaris.com
nworsnop@tenaris.com

PHONES
Argentina (54) 11 4018 4020
Italy (39) 02 4384 7654
Mexico (52) 55 5282 9913
USA 1 888 300 5432

STOCK INFORMATION
New York Stock Exchange (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)
Mercado de Valores de Buenos Aires (TS)
Mercato Telematico Azionario (TEN)

ADS DEPOSITARY BANK
Morgan Guaranty Trust of New York
CUSIP Number 88031M019

INTERNET
www.tenaris.com

Cautionary statement

Some of the statements contained in this annual report are “forward-looking statements”. Forward-looking statements are based on management’s current (March 2004) assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include, but are not limited to, risks arising from uncertainties as to future oil and gas prices and their impact on the investment programs by oil and gas companies.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’ notice of annual general meeting of shareholders and proxy statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2004

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary